Sun Life

Q2

2022

SHAREHOLDERS' REPORT

SUN LIFE FINANCIAL INC.

For the period ended
June 30, 2022

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 3 cents per share. Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to TSX Trust Company.
For more information call TSX Trust Company at 1 877 224-1760.

Sun Life Reports Second Quarter 2022 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2022 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2022, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (August 3, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the second quarter ended June 30, 2022.
•Q2'22 reported net income of $785 million decreased 13% and underlying net income(1) of $892 million increased 1% from Q2'21.
•Q2'22 reported EPS(2) was $1.34 and underlying EPS(1)(2) was $1.52.
•Q2'22 reported ROE(1) was 13.1% and underlying ROE(1) was 14.9%.

"Sun Life's second quarter results reflect the strength and resilience of our diversified business mix in the face of market volatility and a challenging external environment," said Kevin Strain, President and CEO of Sun Life.

"We’re helping our Clients achieve lifetime financial security and live healthier lives through several strategic initiatives. In the U.S., we completed our acquisition of DentaQuest, a values-driven industry leader. In Canada and Malaysia, we announced new Shariah-based products that provide our Clients with more choice when it comes to their wealth-solution needs. We also renewed our bancassurance partnership with RCBC in the Philippines for an additional 10 years. And capital raising of $5.7 billion at SLC Management during the quarter reflects strong demand for our alternative investment capabilities.”

	Quarterly results		Year-to-date
Profitability	Q2'22	Q2'21	2022	2021
Reported net income - Common shareholders ($ millions)	785	900	1,643	1,837
Underlying net income ($ millions)(1)	892	883	1,735	1,733
Reported EPS ($)(2)	1.34	1.53	2.80	3.12
Underlying EPS ($)(1)(2)	1.52	1.50	2.97	2.95
Reported return on equity ("ROE")(1)	13.1%	16.3%	13.7%	16.5%
Underlying ROE(1)	14.9%	16.0%	14.5%	15.5%

Growth	Q2'22	Q2'21	2022	2021
Insurance sales ($ millions)(1)	736	710	1,535	1,440
Wealth sales and asset management gross flows ($ millions)(1)	57,376	55,013	115,263	120,975
Value of new business ("VNB") ($ millions)(1)	271	284	529	562
Assets under management ("AUM") ($ billions)(1)(3)	1,261	1,361

Financial Strength	Q2'22	Q2'21
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	128%	147%
Sun Life Assurance(5)	124%	125%
Financial leverage ratio (at period end)(1)	25.7%	24.7%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in our MD&A for the period ended June 30, 2022 ("Q2'22 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)AUM is comprised of General Funds and Segregated Funds on our Statements of Financial Position, and other third-party assets managed by the Company ("other AUM"). For more details, see the Non-IFRS Financial Measures section in this document and in our Q2'22 MD&A.
(4)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in our Q2'22 MD&A. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2022    1

Financial and Operational Highlights - Quarterly Comparison (Q2 2022 vs. Q2 2021)
Our strategy is focused on key business segments, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss) - Common shareholders			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales and asset management gross flows(1)
	Q2'22	Q2'21	change	Q2'22	Q2'21	change	Q2'22	Q2'21	change	Q2'22	Q2'21	change
Canada	160	404	(60)%	344	290	19%	218	196	11%	4,438	3,825	16%
U.S.	213	157	36%	154	165	(7)%	213	191	12%	—	—	—
Asset Management	296	221	34%	270	311	(13)%	—	—	—	49,640	47,164	5%
Asia	131	143	(8)%	148	152	(3)%	305	323	(6)%	3,298	4,024	(18)%
Corporate	(15)	(25)	nm(2)	(24)	(35)	nm(2)	—	—	—	—	—	—
Total	785	900	(13)%	892	883	1%	736	710	4%	57,376	55,013	4%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q2'22 MD&A.
(2)Not meaningful.

Reported net income of $785 million decreased $115 million or 13% from prior year, reflecting unfavourable market-related impacts and DentaQuest acquisition costs, partially offset by fair value changes on MFS' share-based payment awards(1) and a gain on the sale-leaseback of our Wellesley office in the U.S. Underlying net income of $892 million(2) was up slightly, driven by business growth, new business gains, contribution from the DentaQuest acquisition, and lower incentive compensation expenses. This was largely offset by Asset Management results reflecting a decline in global equity markets driving lower average net assets ("ANA"), lower available-for-sale ("AFS") gains and morbidity experience in the U.S.
Canada: A leader in insurance and asset management
Canada reported net income of $160 million decreased $244 million or 60% from prior year, reflecting lower equity markets and rising interest rates, partially offset by an increase in underlying net income of $54 million. Underlying net income of $344 million increased 19%, driven by business growth, higher new business gains and experience-related items. Experience in the quarter included favourable credit, investment gains and morbidity. Sun Life Health morbidity reflected improved disability experience in the quarter, driven by lower claims volumes and shorter claims durations.

Canada insurance sales were $218 million, up 11% year-over-year, driven by large case group benefits sales in Sun Life Health. Canada wealth sales were $4 billion, up 16%, driven by defined contribution(3) and defined benefit solutions sales in Group Retirement Services ("GRS"), partially offset by lower individual wealth sales.

We continue to innovate and provide Clients with wealth solutions that are tailored to their personal needs. This quarter, SLGI Asset Management announced the launch of the Sun Life Crescent Specialty Credit Private Pool fund, providing Clients access to an alternative yield source. Group Retirement Services also launched its first Shariah-based pool fund(4), which gives Canadian plan members an option that reflects Islamic principles while providing diversified access to equity markets.

U.S.: A leader in health and benefits
U.S. reported net income of $213 million increased $56 million or 36% from prior year, driven by a gain on the sale-leaseback of our Wellesley office and favourable market-related impacts, partially offset by DentaQuest acquisition costs. Underlying net income of $154 million decreased $11 million or 7%, reflecting experience-related items and lower AFS gains, partially offset by business growth including contribution from the DentaQuest acquisition. Experience in the quarter included favourable medical stop-loss margins, investment gains and favourable credit, partially offset by long-term disability claims. Mortality experience in Group Benefits improved driven by lower COVID-19-related claims.

Foreign exchange translation led to an increase of $8 million and $6 million in reported net income and underlying net income, respectively.

U.S. insurance sales were $213 million, up 12% year-over-year, driven by higher dental(5) and medical stop-loss sales.

On June 1, we completed our acquisition of DentaQuest, the second-largest dental benefits provider in the U.S(6). The transaction advances our strategy of being a leader in health and benefits in the U.S. With this acquisition, Sun Life U.S now serves more than 50 million Americans, and is expected to generate more than US$7 billion in total annual benefits revenues(7).

This quarter, we released our 10th annual medical stop-loss research report on high-cost medical claims. As the largest independent stop-loss provider in the U.S., we leveraged our extensive data, analytics, and health expertise to highlight current medical trends. The findings in the report help employers make better health plan decisions for their employees, leading to improved outcomes.

(1)MFS Investment Management ("MFS").
(2)Refer to section C - Profitability in the Q2'22 MD&A for more information about experience-related items and the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.
(3)Defined contribution sales include retained business sales.
(4)BlackRock MSCI ACWI Islamic Equity Index Fund.
(5)For more details, see section F - Performance by Business Segment in the Q2'22 MD&A.
(6)By membership.
(7)For more details, see the Forward-looking Statements section in this document and in the Q2'22 MD&A.
2    Sun Life Financial Inc.     Second Quarter 2022        EARNINGS NEWS RELEASE

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management reported net income of $296 million increased $75 million or 34% from prior year, driven by fair value changes on MFS' share-based payment awards. Underlying net income of $270 million decreased $41 million or 13%, due to lower results in MFS reflecting a decline in global equity markets driving lower ANA.

Foreign exchange translation led to an increase of $10 million in reported net income and $9 million in underlying net income.

Asset Management ended Q2'22 with $905 billion in AUM, consisting of $712 billion (US$553 billion) in MFS and $194 billion in SLC Management. Total Asset Management net inflows of $0.3 billion in Q2'22 reflected SLC Management net inflows of approximately $7.3 billion, largely offset by MFS net outflows of approximately $7.0 billion (US$5.5 billion).

In the second quarter of 2022, 98%, 71% and 49% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively. The MFS pre-tax net operating profit margin(1) was 36% for Q2'22, compared to 39% in the prior year, driven by the decline in ANA. The SLC Management fee-related earnings margin(1)(2) was 23%, down from 25%.
Our Asset Management businesses built on their commitment to integrating climate strategies as we continue our sustainability journey. In July 2022, MFS set an interim target to align 90% of in-scope assets(3) with the Net Zero Asset Managers initiative(4). During the second quarter, BentallGreenOak ("BGO") was also awarded the 2022 ENERGY STAR Partner of the Year – Sustained Excellence Award by the U.S. Environmental Protection Agency and the U.S. Department of Energy ("DOE") for the 12th consecutive year, and received Gold Recognition in the 2022 Green Lease Leaders program organized by the Institute for Market Transformation and the DOE's Better Buildings Alliance.

Asia: A regional leader focused on fast-growing markets
Asia reported net income of $131 million decreased $12 million or 8% from prior year. Underlying net income of $148 million decreased $4 million or 3% from prior year, reflecting policyholder behaviour experience primarily in Vietnam, and new business strain in Hong Kong as COVID-19 restrictions drove lower sales, partially offset by new business gains in International.

Foreign exchange translation led to a decline of $1 million in reported net income and underlying net income.

Asia insurance sales were $305 million, down 6% year-over-year, reflecting lower sales in International and Hong Kong, partially offset by sales growth in all other markets. Asia wealth sales were $3 billion, down 18%, reflecting lower sales in India and Hong Kong, partially offset by higher sales in the Philippines.

We continue to leverage Sun Life’s global asset management capabilities and execute on our growth strategy through strategic partnerships. In India, Aditya Birla Sun Life AMC Limited ("ABSLAMC") partnered with BGO, a subsidiary of SLC Management, to form a real estate-focused investment vehicle. This collaboration brings together two leading investment managers with extensive track records in both the domestic and international markets, to create new investment opportunities for Clients.

In the Philippines, our joint venture, Sun Life Grepa Financial, renewed its bancassurance partnership with Rizal Commercial Banking Corporation ("RCBC"), one of the country's leading commercial banks. The 10-year renewal, through to 2033, allows more Filipinos to access financial protection products, leveraging the strength of RCBC’s extensive sales network of over 430 branches and almost 2 million customers.

Corporate
Corporate reported net loss of $15 million improved $10 million from prior year. Underlying net loss of $24 million improved by $11 million, driven by lower expenses, partially offset by losses on seed investments and AFS assets.

IFRS 17 Insurance Contracts ("IFRS 17") and IFRS 9 Financial Instruments ("IFRS 9") to be Adopted in 2023
For periods beginning on or after January 1, 2023, we will be adopting IFRS 17, which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. Effective January 1, 2023, we will also be adopting IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The adoption of IFRS 17 and IFRS 9 has no material implication on our business strategies, however, upon transition at January 1, 2022, the changes in measurement of insurance contract liabilities and timing of recognition of earnings would have resulted in the following impacts:
•A net transfer of approximately $4.5 billion from shareholders’ equity, primarily driven by the establishment of the contractual service margin ("CSM") on the balance sheet, among other items.
•As we restate the comparative year on an IFRS 17 basis, we expect a mid-single digit decrease in our 2022 underlying net income.

The CSM balance will qualify as Tier 1 available capital. On July 21, 2022, OSFI finalized the LICAT guidelines to reflect the IFRS 17 adoption, effective January 1, 2023. We expect our LICAT ratio to improve on adoption and we also expect capital generation and capital volatility to be relatively unchanged under the new regime.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q2'22 MD&A.
(2)Based on a trailing 12-month basis.
(3)Approximately 92% of MFS’ AUM balance as at June 30, 2022.
(4)An international group of asset managers committed to supporting the goal of achieving net zero carbon emissions by 2050 or sooner.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Second Quarter 2022    3

Our medium-term financial objectives following the adoption of IFRS 17 and 9 will be:
•Underlying EPS growth: 8-10%
•Underlying ROE: 18%+ (an increase from 16%+ prior to transition)
•Underlying Dividend payout ratio: 40-50%

We continue to assess the impact that the adoption of IFRS 17 and IFRS 9 will have on our Consolidated Financial Statements and estimates of the financial impacts are subject to change as we continue to assess the implications of adopting both standards. For additional details, refer to Note 2 in the Interim Consolidated Financial Statements.

4    Sun Life Financial Inc.     Second Quarter 2022        EARNINGS NEWS RELEASE

Sun Life Financial Inc.
Management's Discussion and Analysis
For the period ended June 30, 2022
Dated August 3, 2022

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 5

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management ("AUM") of $1.26 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and interim and annual management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI") and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

Unless otherwise noted, all amounts are in Canadian dollars.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section M - Non-IFRS Financial Measures in this document and the Supplementary Financial Information package that is available on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2021. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to sections B - Overview - 5 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 pandemic in the 2021 annual MD&A.
6 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q2'22	Q1'22	Q2'21	2022	2021
Net income (loss)
Reported net income (loss) - Common shareholders	785	858	900	1,643	1,837
Underlying net income (loss)(1)	892	843	883	1,735	1,733
Diluted earnings per share ("EPS") ($)
Reported EPS (diluted)	1.34	1.46	1.53	2.80	3.12
Underlying EPS (diluted)(1)	1.52	1.44	1.50	2.97	2.95
Reported basic EPS ($)	1.34	1.46	1.54	2.80	3.14
Return on equity ("ROE") (%)
Reported ROE(1)	13.1%	14.3%	16.3%	13.7%	16.5%
Underlying ROE(1)	14.9%	14.0%	16.0%	14.5%	15.5%

Growth	Q2'22	Q1'22	Q2'21	2022	2021
Sales
Insurance sales(1)	736	799	710	1,535	1,440
Wealth sales and asset management gross flows(1)	57,376	57,887	55,013	115,263	120,975
Value of new business ("VNB")(1)	271	258	284	529	562
Assets under management(1)
General fund assets	195,382	196,685	195,689
Segregated funds	120,098	133,496	133,249
Other AUM(1)	945,554	1,021,972	1,031,753
Total AUM(1)	1,261,034	1,352,153	1,360,691

Financial Strength	Q2'22	Q1'22	Q2'21
LICAT ratios(2)
Sun Life Financial Inc.	128%	143%	147%
Sun Life Assurance(3)	124%	123%	125%
Financial leverage ratio(1)(4)	25.7%	25.9%	24.7%
Dividend
Dividend payout ratio(1)	45%	46%	37%
Dividends per common share ($)	0.690	0.660	0.550
Capital
Subordinated debt(4)	6,427	6,426	4,433
Innovative capital instruments(5)	200	200	200
Participating policyholders' equity	1,713	1,704	1,535
Non-controlling interest equity	56	62	62
Preferred shares and other equity instruments	2,239	2,239	3,244
Common shareholders' equity(6)	23,825	23,659	22,468
Total capital(4)	34,460	34,290	31,942
Weighted average common shares outstanding for basic EPS (millions)	586	586	586
Closing common shares outstanding (millions)	586	586	586

(1)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
(2)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(3)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(4)For Q1'22, amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(5)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management in our 2021 annual MD&A.
(6)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 7

C. Profitability
The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q2'22	Q1'22	Q2'21	2022	2021
Reported net income - Common shareholders	785	858	900	1,643	1,837
Less: Market-related impacts(1)	(152)	38	91	(114)	300
Assumption changes and management actions(1)	—	1	2	1	(2)
Other adjustments(1)	45	(24)	(76)	21	(194)
Underlying net income(2)	892	843	883	1,735	1,733
Reported ROE(2)	13.1%	14.3%	16.3%	13.7%	16.5%
Underlying ROE(2)	14.9%	14.0%	16.0%	14.5%	15.5%
Experience-related items attributable to reported and underlying net income(2)(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	36	89	40	125	114
Credit	38	3	32	41	47
Mortality	19	(79)	3	(60)	(12)
Morbidity	24	(11)	37	13	76
Lapse and other policyholder behaviour ("policyholder behaviour")	(19)	(5)	(8)	(24)	(22)
Expenses	32	13	(62)	45	(83)
Other experience	(37)	(20)	(11)	(57)	(44)
Total of experience-related items(2)(3)	93	(10)	31	83	76

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
(3)Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

Quarterly Comparison - Q2 2022 vs. Q2 2021
Reported net income of $785 million decreased $115 million or 13%, reflecting unfavourable market-related impacts and DentaQuest acquisition costs, partially offset by fair value changes on MFS' share-based payment awards(1) and a gain on the sale-leaseback of our Wellesley office in the U.S. Underlying net income of $892 million(2) was up slightly driven by business growth, new business gains, contribution from the DentaQuest acquisition, and lower incentive compensation expenses. This was largely offset by Asset Management results reflecting a decline in global equity markets driving lower average net assets ("ANA"), lower available-for-sale ("AFS") gains and morbidity experience in the U.S.

Foreign exchange translation led to an increase of $16 million and $12 million in reported net income and underlying net income, respectively.

Reported ROE was 13.1% and underlying ROE was 14.9% (Q2'21 - 16.3% and 16.0%, respectively).

1.Market-related impacts
Market-related impacts resulted in a decrease of $152 million to reported net income, primarily driven by lower equity markets and rising interest rates, partially offset by an increase in the value of real estate investments. Refer to section M - Non-IFRS Financial Measures in this document for more information of the components of market-related impacts.

2.Assumption changes and management actions
Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

The net impact of assumption changes and management actions was neutral and resulted in no change to reported net income (Q2'21 - an increase of $2 million).

(1)MFS Investment Management ("MFS").
(2)Refer to section M - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
8 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

3.Other adjustments
Other adjustments increased reported net income $45 million, compared to a decrease of $76 million in the prior year, reflecting fair value changes on MFS' share-based payment awards in Asset Management and a gain on the sale-leaseback of our Wellesley office in the U.S., partially offset by DentaQuest acquisition costs.

4.Experience-related items
The notable experience-related items for Q2'22 are as follows:
•Favourable investing activity gains across the insurance businesses;
•Favourable credit largely in Canada;
•Favourable mortality largely in Asia;
•Favourable morbidity in Canada and the U.S;
•Unfavourable policyholder behaviour primarily in Asia;
•Favourable expense experience largely driven by lower incentive compensation costs; and
•Other experience was unfavourable and mainly included project spend.
5.Income taxes
Our statutory tax rate is impacted by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.

Our Q2'22 effective income tax rate(1) on reported net income and underlying net income was 21.3% and 16.3%, respectively (Q2'21 - 14.7% and 15.9%, respectively). Our effective tax rate on underlying net income in both periods was within our expected range of 15% to 20%. For additional information, refer to Note 10 in our Interim Consolidated Financial Statements for the period ended June 30, 2022.

6.Impacts of foreign exchange translation
The impacts of foreign exchange translation led to an increase of $16 million and $12 million in reported net income and underlying net income, respectively.

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
Reported net income of $1,643 million decreased $194 million or 11%, reflecting unfavourable market-related impacts, partially offset by fair value changes on MFS' share-based payment awards, a gain on the sale-leaseback of our Wellesley office in the U.S. and a 2021 restructuring charge. Underlying net income of $1,735 million was up slightly, driven by broad-based business growth, higher new business gains and lower incentive compensation expenses. This was partially offset by unfavourable mortality and morbidity experience, and lower gains on AFS assets and seed investments. Impacts from COVID-19 were largely reflected in mortality and morbidity in the U.S. and Canada in Q1, as well as new business strain in Hong Kong driven by lower sales.

Foreign exchange translation led to an increase of $10 million and $6 million in reported net income and underlying net income, respectively.

1.Market-related impacts
Market-related impacts resulted in a decrease of $114 million to reported net income (the first six months of 2021 - an increase of $300 million), reflecting lower equity markets and rising interest rates, partially offset by an increase in the value of our real estate investments. See section M - Non-IFRS Financial Measures in this document for a breakdown of the components of market-related impacts.

2.Assumption changes and management actions
The net impact of ACMA was an increase of $1 million to reported net income (the first six months of 2021 - a decrease of $2 million).

3.Other adjustments
Other adjustments increased reported net income $21 million (the first six months of 2021 - a decrease of $194 million), driven by fair value changes on MFS' share-based payment awards and a gain on the sale-leaseback of our Wellesley office in the U.S, partially offset by DentaQuest acquisition costs.

4. Experience-related items
The notable experience-related items are as follows:
•Favourable investing activity gains across the insurance businesses;
•Favourable credit in Canada, the U.S. and Asia;
•Unfavourable mortality which included COVID-19 related experience;
•Favourable morbidity driven by U.S. medical stop-loss, partially offset by disability in Canada and the U.S.;
•Unfavourable policyholder behaviour primarily in Asia;
•Favourable expense experience, including lower incentive compensation costs; and
•Other experience was unfavourable and mainly included project spend.

(1)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 10 in our Interim Consolidated Financial Statements for the period ended June 30, 2022. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section M - Non-IFRS Financial Measures, and the associated income tax expense.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 9

5.Income taxes
Our statutory tax rate is impacted by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.
Our effective tax rates on reported net income and underlying net income(1) were 22.2% and 15.9%, respectively (the first six months of 2021 - 19.7% and 17.0%, respectively). Our effective tax rate on underlying net income in both periods was within our expected range of 15% to 20%.

6.Impacts of foreign exchange translation
The impacts of foreign exchange translation led to an increase of $10 million and $6 million in reported net income and underlying net income, respectively.

D. Growth
1. Sales, Gross Flows and Value of New Business

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Insurance sales by business segment(1)
Canada	218	332	196	550	429
U.S.	213	148	191	361	345
Asia	305	319	323	624	666
Total insurance sales(1)	736	799	710	1,535	1,440
Wealth sales and gross flows by business segment(1)
Canada	4,438	4,939	3,825	9,377	8,260
Asia	3,298	3,521	4,024	6,819	7,320
Total wealth sales	7,736	8,460	7,849	16,196	15,580
Asset Management gross flows(1)	49,640	49,427	47,164	99,067	105,395
Total wealth sales and asset management gross flows(1)	57,376	57,887	55,013	115,263	120,975
Value of New Business(1)	271	258	284	529	562

(1)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

Total insurance sales increased $26 million or 4% from prior year ($16 million or 2%(2), excluding foreign exchange translation).
•Canada insurance sales increased 11%, driven by large case group benefits sales in Sun Life Health.
•U.S. insurance sales increased 7%(2), driven by higher dental and medical stop-loss sales.
•Asia insurance sales decreased 6%(2), reflecting lower sales in International and Hong Kong, partially offset by sales growth in all other markets.

Total wealth sales and asset management gross flows increased $2,363 million or 4% year-over-year ($827 million or 2%(2), excluding foreign exchange translation).
•Canada wealth sales increased 16%, driven by defined contribution(3) and defined benefit solutions sales in Group Retirement Services ("GRS"), partially offset by lower individual wealth sales.
•Asia wealth sales decreased 16%(2), reflecting lower sales in India and Hong Kong, partially offset by higher sales in the Philippines.
•Asset Management gross flows were in line with the prior year(2), as higher institutional gross flows in MFS were offset by lower institutional gross flows in SLC Management.

Total VNB of $271 million decreased 5% from prior year, driven by lower sales in Asia, partially offset by higher sales in Canada.

(1)Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 10 in our Interim Consolidated Financial Statements for the period ended June 30, 2022. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section M - Non-IFRS Financial Measures, and the associated income tax expense.
(2)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section M - Non-IFRS Financial Measures in this document.
(3)Defined contribution sales include retained business sales.
10 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

2. Assets Under Management
AUM consists of general funds, the investments for account of segregated fund holders ("segregated funds") and other AUM, which is comprised of other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q2'22	Q1'22	Q4'21	Q3'21	Q2'21
Assets under management(1)
General fund assets	195,382	196,685	205,374	197,948	195,689
Segregated funds	120,098	133,496	139,996	133,305	133,249
Other assets under management(1)
Retail(2)	446,195	503,216	553,943	534,178	521,400
Institutional and managed funds(2)	537,413	558,442	587,259	561,904	549,848
Consolidation adjustments and other	(38,054)	(39,686)	(41,844)	(41,016)	(39,495)
Total other AUM(1)	945,554	1,021,972	1,099,358	1,055,066	1,031,753
Total assets under management(1)	1,261,034	1,352,153	1,444,728	1,386,319	1,360,691

(1)Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2022, these components were renamed to Retail and Institutional and managed funds. Previously, these components of Other AUM were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A.

AUM decreased $183.7 billion or 13% from December 31, 2021, primarily driven by:
(i)unfavourable market movements on the value of segregated, retail, institutional and managed funds of $188.4 billion; and
(ii)a decrease in AUM of general fund assets of $10.0 billion; partially offset by
(iii)an increase of $12.8 billion from foreign exchange translation (excluding the impacts of general fund assets).

General fund assets decreased $10.0 billion or 5%, and segregated fund assets decreased $19.9 billion or 14% from December 31, 2021.

Segregated, retail, institutional and managed fund net inflows of $0.1 billion in Q2'22 were driven by net inflows of $7.3 billion in SLC Management, mostly offset by net outflows of $7.0 billion in MFS.

E. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q2'22	Q1'22	Q4'21	Q3'21	Q2'21
LICAT ratio(1)
Sun Life Financial Inc.	128%	143%	145%	143%	147%
Sun Life Assurance	124%	123%	124%	124%	125%
Financial leverage ratio(2)(3)	25.7%	25.9%	25.5%	22.2%	24.7%
Dividend
Underlying dividend payout ratio(2)	45%	46%	43%	36%	37%
Dividends per common share ($)	0.690	0.660	0.660	0.550	0.550
Capital
Subordinated debt(3)	6,427	6,426	6,425	4,434	4,433
Innovative capital instruments(4)	200	200	200	200	200
Participating policyholders' equity	1,713	1,704	1,700	1,596	1,535
Non-controlling interests	56	62	59	56	62
Preferred shares and other equity instruments	2,239	2,239	2,239	2,531	3,244
Common shareholders' equity(5)	23,825	23,659	24,075	23,412	22,468
Total capital(3)	34,460	34,290	34,698	32,229	31,942

(1)Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
(3)For Q1'22 and Q4'21, amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
(4)Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2021 annual MD&A.
(5)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 11

Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As of June 30, 2022, SLF Inc.'s LICAT ratio was 128%, 17 percentage points lower than December 31, 2021, reflecting the DentaQuest acquisition, impacts from market movements and dividend payments, partially offset by reported net income, subordinated debt issuance and the smoothing impact of the interest rate scenario switch in North America for participating businesses.

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As of June 30, 2022, Sun Life Assurance's LICAT ratio was 124%, in line with December 31, 2021, reflecting reported net income and the smoothing impact of the interest rate scenario switch in North America for participating businesses, offset by impacts from market movements and dividend payments to SLF Inc.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at June 30, 2022, our total capital was $34.5 billion, in line with December 31, 2021.

Our capital and liquidity positions remain strong with a LICAT ratio of 128% at SLF Inc., a financial leverage ratio of 25.7%(1)(2) and $1.0 billion in cash and other liquid assets(1)(2) as at June 30, 2022 in SLF Inc. (the ultimate parent company), and its wholly-owned holding companies (December 31, 2021 - $4.7 billion).

(1)This is a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
(2)For Q1'22 and Q4'21, amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subject to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed the acquisition of DentaQuest on June 1, 2022.
12 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

F. Performance by Business Segment

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Reported net income (loss) - Common shareholders
Canada	160	263	404	423	809
U.S.	213	169	157	382	368
Asset Management	296	308	221	604	451
Asia	131	161	143	292	341
Corporate	(15)	(43)	(25)	(58)	(132)
Total reported net income (loss) - Common shareholders	785	858	900	1,643	1,837
Underlying net income (loss)(1)
Canada	344	298	290	642	575
U.S.	154	118	165	272	336
Asset Management	270	326	311	596	602
Asia	148	152	152	300	311
Corporate	(24)	(51)	(35)	(75)	(91)
Total underlying net income (loss)(1)	892	843	883	1,735	1,733

(1)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Canada

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Individual Insurance & Wealth	(52)	126	251	74	491
Sun Life Health(1)	113	56	70	169	127
Group Retirement Services	99	81	83	180	191
Reported net income - Common shareholders	160	263	404	423	809
Less: Market-related impacts(2)	(183)	(26)	114	(209)	238
Assumption changes and management actions(2)	—	(9)	—	(9)	(4)
Acquisition, integration and restructuring(2)	(1)	—	—	(1)	—
Underlying net income(3)	344	298	290	642	575
Reported ROE (%)(3)	7.9%	13.0%	20.8%	10.5%	21.3%
Underlying ROE (%)(3)	17.2%	14.8%	14.9%	16.0%	15.1%
Insurance sales(3)	218	332	196	550	429
Wealth sales(3)	4,438	4,939	3,825	9,377	8,260

(1)Effective Q4 2021, we began reporting on the performance and results of Sun Life Health, which brings our Group Benefits business and Lumino Health platform together.
(2)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.
(3)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q2 2022 vs. Q2 2021
Canada reported net income of $160 million decreased $244 million or 60%, reflecting lower equity markets and rising interest rates, partially offset by an increase in underlying net income of $54 million. Underlying net income of $344 million increased 19%, driven by business growth, higher new business gains and experience-related items. Experience in the quarter included favourable credit, investment gains and morbidity. Sun Life Health morbidity reflected improved disability experience in the quarter, driven by lower claims volumes and shorter claims durations.

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
Canada reported net income of $423 million decreased $386 million or 48%, reflecting lower equity markets and rising interest rates, partially offset by an increase in underlying net income of $67 million. Underlying net income of $642 million increased 12%, driven by business growth, higher new business gains and experience-related items. Experience in the year included investment gains and favourable credit, partially offset by unfavourable morbidity.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 13

Growth
Quarterly Comparison - Q2 2022 vs. Q2 2021
Canada insurance sales increased $22 million or 11%, driven by large case group benefits sales in Sun Life Health.

Canada wealth sales increased $0.6 billion or 16%, driven by defined contribution(1) and defined benefit solutions sales in GRS, partially offset by lower individual wealth sales.

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
Canada insurance sales increased $121 million or 28% driven by large case group benefits sales in Sun Life Health.

Canada wealth sales increased $1.1 billion or 14% driven by higher defined contribution(1) and defined benefit solutions sales in GRS, partially offset by individual wealth.

2. U.S.

	Quarterly results			Year-to-date
(US$ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Group Benefits(1)	86	59	99	145	188
Dental(1)	(25)	2	1	(23)	—
In-force Management	106	72	27	178	106
Reported net income - Common shareholders	167	133	127	300	294
Less: Market-related impacts(2)	26	37	(5)	63	29
Assumption changes and management actions(2)	—	7	—	7	(3)
Acquisition, integration and restructuring(2)	(38)	(4)	(1)	(42)	(1)
Other(2)(3)	58	—	—	58	—
Underlying net income(4)	121	93	133	214	269
Reported ROE (%)(4)	16.2%	17.6%	17.4%	16.8%	20.6%
Underlying ROE (%)(4)	11.7%	12.3%	18.3%	12.0%	18.9%
After-tax profit margin for Group Benefits (%)(1)(4)(5)	4.7%	5.1%	9.2%	4.7%	9.2%
Insurance sales(4)	168	116	156	284	277
(C$ millions)
Reported net income - Common shareholders	213	169	157	382	368
Less: Market-related impacts(2)	33	47	(6)	80	38
Assumption changes and management actions(2)	—	9	—	9	(4)
Acquisition, integration and restructuring(2)	(49)	(5)	(2)	(54)	(2)
Other(2)(3)	75	—	—	75	—
Underlying net income(4)	154	118	165	272	336

(1)Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest Group, Inc. (“DentaQuest”), acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.
(2)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(3)Relates to a Q2'22 gain on the sale-leaseback of our Wellesley office.
(4)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
(5)Based on underlying net income, on a trailing four-quarter basis. For more details, see section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q2 2022 vs. Q2 2021
U.S. reported net income of US$167 million ($213 million) increased US$40 million ($56 million) or 31% (36%), driven by a gain on the sale-leaseback of our Wellesley office and favourable market-related impacts, partially offset by DentaQuest acquisition costs. Underlying net income of US$121 million ($154 million) decreased US$12 million ($11 million) or 9% (7%), reflecting experience-related items and lower AFS gains, partially offset by business growth including contribution from the DentaQuest acquisition. Experience in the quarter included favourable medical stop-loss margins, investment gains and favourable credit, partially offset by long-term disability claims. Mortality experience in Group Benefits improved driven by lower COVID-19-related claims.

Foreign exchange translation led to an increase of $8 million and $6 million in reported net income and underlying net income, respectively.

(1)Defined contribution sales include retained business sales.
14 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
U.S. reported net income of US$300 million ($382 million) increased US$6 million ($14 million) or 2% (4%), driven by a gain on the sale-leaseback of our Wellesley office and favourable market-related impacts, partially offset by DentaQuest acquisition costs. Underlying net income of US$214 million ($272 million) decreased US$55 million ($64 million) or 20% (19%), reflecting experience-related items and lower AFS gains, partially offset by business growth including contribution from the DentaQuest acquisition. In the first half of 2022, COVID-19 impacts were largely driven by elevated group life mortality in Q1. Experience in the year also reflected favourable medical stop-loss margins, investment gains, and credit, partially offset by long-term disability claims.

Foreign exchange translation led to an increase of $9 million and $6 million in reported net income and underlying net income, respectively.

Growth
Quarterly Comparison - Q2 2022 vs. Q2 2021
U.S. insurance sales increased US$12 million or 8%, driven by higher dental and medical stop-loss sales.

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
U.S. insurance sales increased US$7 million or 3%, driven by growth in medical stop-loss and dental sales, partially offset by a large employee benefit case sale in the prior year.

Acquisition of DentaQuest
On June 1, 2022, we completed the acquisition of DentaQuest Group, Inc. ("DentaQuest"), the second-largest dental benefits provider in the U.S,(1) for approximately $3.3 billion (US$2.6 billion). DentaQuest is included in our U.S. business segment as part of the new “Dental” business unit, along with our existing dental and vision business, formerly within Group Benefits. DentaQuest is the largest provider of U.S. Medicaid dental benefits, with growing Medicare Advantage, commercial, and U.S. Affordable Care Act exchange businesses. The acquisition advances our strategy of being a leader in health and benefits in the U.S. while contributing to fee-based earnings and businesses which generate higher ROE. For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended June 30, 2022.

(1)By membership.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 15

3. Asset Management

	Quarterly results			Year-to-date
Asset Management (C$ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Reported net income - Common shareholders	296	308	221	604	451
Less: Fair value adjustments on MFS' share-based payment awards(1)	44	(3)	(52)	41	(96)
Acquisition, integration and restructuring(1)(2)	(18)	(15)	(17)	(33)	(34)
Other(1)(3)	—	—	(21)	—	(21)
Underlying net income(4)	270	326	311	596	602
Assets under management (C$ billions)(4)	905.3	980.8	988.6	905.3	988.6
Gross flows (C$ billions)(4)	49.6	49.4	47.2	99.1	105.4
Net flows (C$ billions)(4)	0.3	(2.0)	0.7	(1.7)	11.0
MFS (C$ millions)
Reported net income - Common shareholders	291	289	234	580	470
Less: Fair value adjustments on MFS' share-based payment awards(1)	44	(3)	(52)	41	(96)
Underlying net income(4)	247	292	286	539	566
Assets under management (C$ billions)(4)	711.7	796.1	820.0	711.7	820.0
Gross flows (C$ billions)(4)	40.5	40.7	36.1	81.1	81.5
Net flows (C$ billions)(4)	(7.0)	(6.9)	(6.9)	(13.9)	(7.3)
MFS (US$ millions)
Reported net income - Common shareholders	228	228	191	456	377
Less: Fair value adjustments on MFS' share-based payment awards(1)	34	(2)	(42)	32	(77)
Underlying net income(4)	194	230	233	424	454
Pre-tax net operating margin(4)	36%	39%	39%	37%	39%
Average net assets (US$ billions)(4)	592.1	647.1	655.1	619.4	637.2
Assets under management (US$ billions)(4)(5)	552.9	636.9	661.6	552.9	661.6
Gross flows (US$ billions)(4)	31.7	32.1	29.4	63.8	65.3
Net flows (US$ billions)(4)	(5.5)	(5.4)	(5.6)	(10.9)	(5.9)
Asset appreciation (depreciation) (US$ billions)	(78.6)	(50.4)	40.9	(129.0)	57.3
SLC Management (C$ millions)
Reported net income - Common shareholders	5	19	(13)	24	(19)
Less: Acquisition, integration and restructuring(1)(2)	(18)	(15)	(17)	(33)	(34)
Other(1)(3)	—	—	(21)	—	(21)
Underlying net income(4)	23	34	25	57	36
Fee-related earnings(4)	52	54	46	106	85
Pre-tax fee-related earnings margin(4)(6)	23%	23%	25%	23%	26%
Pre-tax net operating margin(4)(6)	24%	24%	21%	24%	23%
Assets under management (C$ billions)(4)	193.6	184.7	168.6	193.6	168.6
Fee earning assets under management ("FE AUM") (C$ billions)(4)	150.1	146.1	133.6	150.1	133.6
Gross FE AUM inflows(4)	6.8	8.2	9.3	14.9	17.1
Net FE AUM flows(4)	5.0	5.6	7.6	10.5	13.4
Capital raising (C$ billions)(4)	5.7	5.7	6.4	11.4	15.8
Deployment (C$ billions)(4)	7.0	6.9	9.3	13.8	19.2
(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.
(2)Amounts relate to acquisition costs for our SLC affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $16 million in Q2'22 and $32 million in the first six months of 2022 (Q1'22 - $16 million; Q2'21 - $13 million; the first six months of 2021 - $27 million).
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section M - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
(5)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2021.
(6)Based on a trailing 12-month basis.
16 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

Profitability
Quarterly Comparison - Q2 2022 vs. Q2 2021
Asset Management reported net income of $296 million increased $75 million or 34%, driven by fair value changes on MFS' share-based payment awards. Underlying net income of $270 million decreased $41 million or 13%, due to lower results in MFS.

Foreign exchange translation led to an increase of $10 million and $9 million in reported net income and underlying net income, respectively.

MFS reported net income of US$228 million increased US$37 million or 19%, driven by fair value changes on MFS' share-based payment awards. Underlying net income of US$194 million decreased US$39 million or 17%, reflecting a decline in global equity markets driving lower ANA, partially offset by lower variable compensation expenses. Pre-tax net operating margin was 36% (Q2'21 - 39%).

SLC Management reported net income of $5 million increased $18 million, driven by the impact of the UK Tax Rate Change(1) in the prior year. Underlying net income of $23 million decreased $2 million or 8%, reflecting real estate investment losses, partially offset by higher fee-related earnings as a result of higher AUM. The fee-related earnings margin(2) and the pre-tax net operating profit margin(2) for Q2'22 was 23% and 24%, respectively (Q2'21 - 25% and 21%, respectively).

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
Asset Management reported net income of $604 million increased $153 million or 34%, driven by fair value changes on MFS' share-based payment awards. Underlying net income of $596 million was in line with the prior year.

Foreign exchange translation led to an increase of $10 million and $9 million in reported net income and underlying net income, respectively.

MFS reported net income of US$456 million increased US$79 million or 21%, driven by fair value changes on MFS' share-based payment awards. Underlying net income of US$424 million decreased US$30 million or 7%, reflecting a decline in global equity markets driving lower ANA, partially offset by lower variable compensation expenses.

SLC Management reported net income of $24 million increased $43 million, reflecting the impact of the UK Tax Rate Change(1) in the prior year and the increase in underlying net income of $21 million. Underlying net income of $57 million increased 58%, driven by higher fee-related earnings as a result of higher AUM, partially offset by real estate investment losses.

Growth
Asset Management AUM decreased $153.9 billion or 15% from December 31, 2021, reflecting asset value changes of $151.2 billion, including the partial offset by $15.8 billion related to favourable foreign exchange translation.

MFS AUM decreased US$139.9 billion or 20% from December 31, 2021, reflecting asset value changes of US$129.0 billion and net outflows of
US$10.9 billion. In Q2'22, 98%, 71% and 49% of MFS' U.S. retail fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management AUM increased $9.7 billion or 5% from December 31, 2021, as net inflows of $12.2 billion were partially offset by Client distributions of $2.4 billion. Net inflows were comprised of capital raising and Client contributions, totaling $17.9 billion, partially offset by outflows of $5.7 billion.

SLC Management FE AUM was in line with December 31, 2021, driven by net inflows of $10.5 billion, largely offset by as asset value changes of $5.3 billion and Client distributions of $3.1 billion. Net inflows were comprised of capital deployment and Client contributions, totaling $14.9 billion, partially offset by outflows of $4.4 billion.

(1)Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future periods beginning April 1, 2023 ("UK Tax Rate Change"). See section C - Profitability - 5 - Income taxes in the Q2 2021 MD&A for more information.
(2)Based on a trailing 12-month basis.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 17

4. Asia

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Local Markets	49	73	55	122	142
International Hubs	82	88	88	170	199
Reported net income - Common shareholders	131	161	143	292	341
Less: Market-related impacts(1)	(11)	9	(11)	(2)	25
Assumption changes and management actions(1)	—	1	2	1	5
Acquisition, integration and restructuring(1)	(6)	(1)	—	(7)	—
Underlying net income (loss)(2)	148	152	152	300	311
Reported ROE (%)(2)	8.0%	10.1%	9.4%	9.1%	11.2%
Underlying ROE (%)(2)	9.1%	9.5%	10.1%	9.3%	10.3%
Insurance sales(2)	305	319	323	624	666
Wealth sales(2)	3,298	3,521	4,024	6,819	7,320

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q2 2022 vs. Q2 2021
Asia reported net income of $131 million decreased $12 million or 8% from prior year. Underlying net income of $148 million decreased $4 million or 3%, reflecting policyholder behaviour experience primarily in Vietnam, and new business strain in Hong Kong as COVID-19 restrictions drove lower sales, partially offset by new business gains in International.

Foreign exchange translation led to a $1 million decline in reported net income and underlying net income.

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
Asia reported net income of $292 million decreased $49 million or 14%, reflecting unfavourable market-related impacts and the decrease in underlying net income of $11 million. Underlying net income of $300 million decreased 4%, reflecting new business strain in Hong Kong as COVID-19 restrictions drove lower sales and policyholder behaviour experience primarily in Vietnam, partially offset by new business gains in International. Experience in the year included investment gains, partially offset by unfavourable policyholder behaviour.

Foreign exchange translation led to a $6 million decline in reported net income and underlying net income.

Growth
Quarterly Comparison - Q2 2022 vs. Q2 2021
Asia insurance sales decreased 6%(1), reflecting lower sales in International and Hong Kong, partially offset by sales growth in all other markets.

Asia wealth sales decreased 16%(1), reflecting lower sales in India and Hong Kong, partially offset by higher sales in the Philippines.

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
Asia insurance sales decreased 6%(1), reflecting lower sales in International and Hong Kong, partially offset by higher sales in India and Singapore.

Asia wealth sales decreased 4%(1), reflecting lower sales in India and Hong Kong, partially offset by higher sales in the Philippines.

Expansion of PT Bank CIMB Niaga Tbk Partnership
On April 5, 2022, we announced an expansion to our existing bancassurance partnership with PT Bank CIMB Niaga Tbk ("CIMB Niaga") in Indonesia, which also extends our existing agreement by six years to 2039. Under the new agreement, effective January 2025, Sun Life will be the provider of insurance solutions to CIMB Niaga customers across all distribution channels, accelerating our growth ambitions in the country. For additional information, refer to Note 3 in our Interim Consolidated Financial Statements for the period ended June 30, 2022.

(1)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section M - Non-IFRS Financial Measures in this document.
18 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
UK	38	40	25	78	88
Corporate Support	(53)	(83)	(50)	(136)	(220)
Reported net income (loss) - Common shareholders	(15)	(43)	(25)	(58)	(132)
Less: Market-related impacts(1)	9	8	(6)	17	(1)
Assumption changes and management actions(1)	—	—	—	—	1
Acquisition, integration and restructuring(1)	—	—	6	—	(51)
Other(1)(2)	—	—	10	—	10
Underlying net income (loss)(3)	(24)	(51)	(35)	(75)	(91)

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section M - Non-IFRS Financial Measures in this document.
(3)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q2 2022 vs. Q2 2021
Corporate reported net loss of $15 million improved $10 million from prior year. Underlying net loss of $24 million improved by $11 million, driven by lower expenses, partially offset by losses on seed investments and AFS assets.

Year-to-Date Comparison - Q2 2022 vs. Q2 2021
Corporate reported net loss was $58 million, an improvement of $74 million, driven by a Q1'21 restructuring charge of $57 million. Underlying net loss of $75 million improved $16 million, driven by lower expenses, partially offset by losses on seed investments and AFS assets.

G. Investments
Total general fund invested assets of $168.4 billion as at June 30, 2022, were down $16.1 billion from December 31, 2021. The decrease was primarily due to declines in net fair value from rising interest rates and widening credit spreads. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

The following table sets out the composition of our general fund invested assets:(1)

	June 30, 2022		December 31, 2021
($ millions)	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	9,437	6%	12,278	6%
Debt securities	75,007	45%	88,727	48%
Equity securities	6,930	4%	9,113	5%
Mortgages and loans	53,113	31%	51,692	28%
Derivative assets	1,670	1%	1,583	1%
Other invested assets	9,165	5%	8,759	5%
Policy loans	3,288	2%	3,261	2%
Investment properties	9,781	6%	9,109	5%
Total invested assets	168,391	100%	184,522	100%
(1)The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 19

1. Debt Securities
Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at June 30, 2022, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

Debt Securities by Geography
The carrying value of fair value through profit or loss and AFS debt securities by geographic location is presented in the following table.

	June 30, 2022				December 31, 2021
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities by geography:
Canada	26,571	4,964	31,535	42%	33,028	5,135	38,163	43%
United States	21,939	4,903	26,842	36%	26,678	4,552	31,230	35%
Europe	6,502	1,349	7,851	10%	8,289	1,337	9,626	11%
Asia	4,613	698	5,311	7%	5,249	622	5,871	7%
Other	2,427	1,041	3,468	5%	2,754	1,083	3,837	4%
Total debt securities	62,052	12,955	75,007	100%	75,998	12,729	88,727	100%
Our gross unrealized losses as at June 30, 2022 for FVTPL and AFS debt securities were $7,676 million and $1,131 million, respectively (December 31, 2021 - $405 million and $122 million, respectively). The increase in gross unrealized losses was largely due to the impact from rising interest rates.

Debt Securities by Credit Rating
Debt securities with a credit rating of "A" or higher represented 72% of the total debt securities as at June 30, 2022 (December 31, 2021 - 73%). Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at June 30, 2022, consistent with December 31, 2021.

2. Mortgages and Loans
Mortgages and loans are presented at their carrying value in our Interim Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.
Mortgages and Loans by Geography
The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	June 30, 2022			December 31, 2021
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,786	12,911	22,697	9,569	12,885	22,454
United States	5,511	15,576	21,087	5,907	14,596	20,503
Europe	14	6,544	6,558	9	6,093	6,102
Asia	—	562	562	—	532	532
Other	—	2,209	2,209	—	2,101	2,101
Total mortgages and loans	15,311	37,802	53,113	15,485	36,207	51,692
% of Total Invested Assets	9%	22%	31%	8%	20%	28%

(1)The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at June 30, 2022, we held $15.3 billion of mortgages (December 31, 2021 - $15.5 billion). Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at June 30, 2022, 36% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 57% as at June 30, 2022, consistent to December 31, 2021. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.73 times. Of the $4.1 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 92% were insured by the CMHC.

As at June 30, 2022, we held $37.8 billion of loans (December 31, 2021 - $36.2 billion). Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

20 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

Mortgages and Loans Past Due or Impaired
The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	June 30, 2022
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,300	37,745	53,045	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	141	233	81	84	165
Total	15,392	37,886	53,278	81	84	165
	December 31, 2021
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	15,473	36,188	51,661	—	—	—
Past due:
Past due less than 90 days	—	—	—	—	—	—
Past due 90 days or more	—	—	—	—	—	—
Impaired	92	71	163	80	52	132
Total	15,565	36,259	51,824	80	52	132
As at June 30, 2022, our impaired mortgages and loans, net of allowances for losses, were $68 million (December 31, 2021 - $31 million).

3. Derivative Financial Instruments
The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	June 30, 2022	December 31, 2021
Net fair value asset (liability)	(865)	191
Total notional amount	67,912	65,966
Credit equivalent amount(1)	1,054	1,179
Risk-weighted credit equivalent amount(1)	23	28

(1)Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $865 million as at June 30, 2022 (December 31, 2021 - asset of $191 million). The decrease in net fair value was primarily due to a decrease in the interest portfolio driven by upward shifts in yield curves.

The total notional amount of our derivatives increased to $67.9 billion as at June 30, 2022 (December 31, 2021 - $66.0 billion). The change in notional amount is mainly attributable to an increase in foreign exchange contracts used for hedging foreign currency assets.

4. Asset Default Provision
We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2022 was $2,460 million (December 31, 2021 - $2,992 million). The decrease of $532 million was primarily due to yield curve movements and the release of provisions on fixed income assets supporting our insurance contract liabilities, partially offset by increases in the provisions for assets purchased net of dispositions.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in a $125 million (post-tax) increase in insurance contract liabilities from ratings and a corresponding decrease to common shareholders' net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, approximately 60% related to our BBB portfolio.

(1)Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities, and CMHC mortgages.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 21

H. Risk Management
This section includes our disclosure on market risks and should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2022.

We have established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: market, insurance, credit, business and strategic, operational and liquidity risks. The impact of the COVID-19 pandemic is resulting in the potential for simultaneous adverse impacts across all six major risk categories, though the time horizon and magnitude of these impacts is uncertain at this time. For additional information, refer to sections B - Overview - 5 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 Pandemic in the 2021 Annual MD&A.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in Corporate.

Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In Q2'22, we realized $4 million (pre-tax), in net losses on the sale of AFS assets (Q2'21 - net gains of $46 million). The net unrealized gains (losses) within our Accumulated OCI position on AFS fixed income and equity assets were $(890) million and $70 million, respectively, net of tax, as at June 30, 2022 (December 31, 2021 - $137 million and $129 million, respectively).

(1) Net income in section H - Risk Management in this document refers to common shareholders' net income.
22 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

1. Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in equity market prices as at June 30, 2022 and December 31, 2021.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

($ millions, unless otherwise noted) As at June 30, 2022
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$300
Potential impact on OCI(3)	$(100)	$(50)	$50	$100
Potential impact on LICAT(2)(4)	1.0% point decrease	0.5% point decrease	0.0% point change	0.0% point change

($ millions, unless otherwise noted) As at December 31, 2021
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$(400)	$(150)	$150	$350
Potential impact on OCI(3)	$(150)	$(50)	$50	$150
Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point change	0.0% point change	0.5% point increase

(1) Represents the respective change across all equity markets as at June 30, 2022 and December 31, 2021. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2022 and December 31, 2021, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2022 and December 31, 2021. The sensitivities assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

2. Interest Rate Sensitivities
The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance's LICAT ratio to certain instantaneous changes in interest rates as at June 30, 2022 and December 31, 2021.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

($ millions, unless otherwise noted)	As at June 30, 2022		As at December 31, 2021
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$—	$—	$(50)	$50
Potential impact on OCI(3)	$250	$(250)	$250	$(250)
Potential impact on LICAT(2)(5)	3.0% point increase	2.5% point decrease	1.5% point increase	0.5% point decrease

(1) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2022 and December 31, 2021 with no change to the Actuarial Standards Board ("ASB") promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2022 and December 31, 2021, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded in increments of $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2022 and December 31, 2021. The sensitivities assume that a scenario switch does not occur in the quarter. The extent to which actual LICAT ratio movements differ from the indicative sensitivities may increase when we are close to a scenario switch. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at June 30, 2022. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 23

3. Credit Spread and Swap Spread Sensitivities
The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and Sun Life Assurance's LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at June 30, 2022 and December 31, 2021.

($ millions, unless otherwise noted)	As at June 30, 2022		As at December 31, 2021
Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)	$(50)	$25	$(75)	$50
Potential impact on LICAT(3)	1.5% point increase	1.5% point decrease	0.5% point decrease	0.5% point increase

(1) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2) Sensitivities have been rounded in increments of $25 million.
(3) The LICAT sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2022 and December 31, 2021. The sensitivities assume that a scenario switch does not occur in the quarter. The extent to which actual LICAT ratio movements differ from the indicative sensitivities may increase when we are close to a scenario switch. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)	As at June 30, 2022		As at December 31, 2021
Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income(1)	$25	$(25)	$25	$(25)

(1)Sensitivities have been rounded in increments of $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

LICAT Interest Rate Scenario Switch
The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching between the scenarios would have the effect of offsetting the previous impacts over time. As per OSFI's communication, this treatment will remain in place until at least December 31, 2023. It should be noted that switching of the scenario can also change the direction of our sensitivities.

SLF Inc. and Sun Life Assurance both switched to a new interest rate scenario this quarter. The new scenario does not materially change the six-quarter smoothing impact that has been previously disclosed.

For SLF Inc., the six-quarter smoothing resulted in an increase in the LICAT ratio of approximately one percentage point this quarter. The remaining impact of one percentage point is expected to increase the LICAT ratio over the next five quarters, assuming no further scenario switches.

For Sun Life Assurance, the six-quarter smoothing resulted in an increase in the LICAT ratio of approximately one percentage point this quarter. The remaining impact of three percentage points is expected to increase the LICAT ratio over the next five quarters, assuming no further scenario switches.

4. General Account Insurance and Annuity Products
Most of our expected sensitivity to changes in interest rates and about three-quarters of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.
24 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of dynamic hedging strategies and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

5. Segregated Fund Guarantees
Approximately one-quarter of our equity market sensitivity and a small amount of interest rate risk sensitivity as at June 30, 2022 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.
Segregated Fund Risk Exposures

As at June 30, 2022
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	11,579	844	11,010	153
Asia	1,314	318	1,558	74
Corporate(4)	2,137	194	874	164
Total	15,030	1,356	13,442	391

As at December 31, 2021
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
Canada	13,751	183	11,210	350
Asia	1,728	166	1,711	69
Corporate(4)	2,672	137	892	184
Total	18,151	486	13,813	603

(1)The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)The insurance contract liabilities represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

The movement of the items in the table above from December 31, 2021 to June 30, 2022 primarily resulted from the following factors:
(i)    the total fund values decreased due to decreases in equity markets and increases in interest rates;
(ii)     the total amount at risk increased due to decreases in equity markets;
(iii)     the total value of guarantees decreased due to net redemptions from products closed to new business; and
(iv)     the total insurance contract liabilities decreased due to increases in interest rates, partially offset by decreases in equity markets.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 25

6. Segregated Fund Hedging
Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at June 30, 2022, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2022 and December 31, 2021.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

Impact of Segregated Fund Hedging

June 30, 2022
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(100)	(150)	(350)
Hedging impact	100	100	300
Net of hedging	—	(50)	(50)

December 31, 2021
($ millions)	Changes in interest rates(3)	Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(150)	(150)	(350)
Hedging impact	150	100	250
Net of hedging	—	(50)	(100)

(1)Net income sensitivities have been rounded in increments of $50 million.
(2)Since the fair value of benefits being hedged will generally differ from the financial statement value, this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2022 and December 31, 2021, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
(4)Represents the change across all equity markets as at June 30, 2022 and December 31, 2021. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts) and longer-dated put options. We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align expected earnings sensitivities with risk management objectives.

7. Real Estate Risk
Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2022 would decrease net income(1) by approximately $425 million (December 31, 2021 - decrease of $375 million). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2022 would increase net income by approximately $400 million (December 31, 2021 - increase of $350 million).

(1)Sensitivities have been rounded in increments of $25 million.
26 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

8. Additional Cautionary Language and Key Assumptions Related to Sensitivities
The market risk sensitivities are measures of estimated changes in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2021 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance's LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2022 and December 31, 2021, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the respective calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2022 and December 31, 2021, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects, residual risk, potential reported earnings and capital volatility remain. Hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in our 2021 annual MD&A. Additional information on market risk can be found in Note 6 of our 2021 Annual Consolidated Financial Statements and the Risk Factors section in the 2021 AIF.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 27

I. Additional Financial Disclosure
1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Premiums
Gross	7,069	5,910	6,345	12,979	12,076
Less: Ceded	649	619	628	1,268	1,233
Net premiums	6,420	5,291	5,717	11,711	10,843
Net investment income (loss)
Interest and other investment income	1,505	1,391	1,401	2,896	2,796
Fair value(1) and foreign currency changes on assets and liabilities	(7,838)	(8,312)	3,564	(16,150)	(3,382)
Net gains (losses) on available-for-sale assets	(4)	30	46	26	100
Net Investment income (loss)	(6,337)	(6,891)	5,011	(13,228)	(486)
Fee income	1,928	1,980	1,941	3,908	3,826
Total revenue	2,011	380	12,669	2,391	14,183

(1)Represents the change in FVTPL assets and liabilities.

Revenue decreased $10,658 million or 84% in Q2'22 compared to Q2'21, reflecting a decline in the fair value changes on assets, primarily due to rising interest rates. Foreign exchange translation led to a $90 million increase in revenue.

Revenue decreased $11,792 million or 83% in the first six months of 2022 compared to the same period in 2021, reflecting a decline in the fair value of assets, primarily due to rising interest rates and widening credit spreads. Foreign exchange translation led to a $96 million increase in revenue.

2. Changes in the Statements of Financial Position and in Shareholders' Equity
Total general fund assets of $195.4 billion were down $10.0 billion from December 31, 2021, reflecting a decline in the fair value of assets, partly offset by business growth and favourable impacts of foreign exchange translation.

Insurance contract liabilities balances before Other policy liabilities of $126.3 billion were down $13.4 billion from December 31, 2021, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities).

Total shareholders' equity, including preferred share capital of $26.1 billion, was up $0.2 billion from December 31, 2021, reflecting:
(i)total shareholders' net income of $1,675 million, before preferred share dividends of $32 million; and
(ii)an increase of $268 million from the impacts of foreign exchange translation; partially offset by
(iii)common share dividend payments of $792 million; and
(iv)net unrealized losses on AFS assets in OCI of $457 million;

As at July 22, 2022, SLF Inc. had 586,079,367 common shares, 3,673,118 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

3. Cash Flows

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Net cash and cash equivalents, beginning of period	6,752	7,693	8,204	7,693	10,648
Cash flows provided by (used in):
Operating activities	1,983	(471)	271	1,512	(742)
Investing activities	(2,589)	(52)	(80)	(2,641)	(893)
Financing activities	1,261	(354)	484	907	(71)
Changes due to fluctuations in exchange rates	78	(64)	(56)	14	(119)
Increase (decrease) in cash and cash equivalents	733	(941)	619	(208)	(1,825)
Net cash and cash equivalents, end of period	7,485	6,752	8,823	7,485	8,823
Short-term securities, end of period	1,843	3,767	3,612	1,843	3,612
Net cash, cash equivalents and short-term securities, end of period	9,328	10,519	12,435	9,328	12,435

Our operating activities generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

Q2'22 cash inflows provided by financing activities increased year-over-year due to higher borrowing from credit facilities.
28 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

4. Quarterly Financial Results
The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q2'22	Q1'22	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20	Q3'20
Total revenue	2,011	380	12,995	8,510	12,669	1,514	11,649	10,032
Common shareholders' net income (loss)
Reported net income	785	858	1,078	1,019	900	937	744	750
Less: Market-related impacts(1)	(152)	38	156	171	91	209	20	(1)
Assumption changes and management actions(1)	—	1	(19)	95	2	(4)	(42)	(53)
Other adjustments(1)	45	(24)	43	(149)	(76)	(118)	(96)	(38)
Underlying net income(2)	892	843	898	902	883	850	862	842
Diluted EPS ($)
Reported	1.34	1.46	1.83	1.74	1.53	1.59	1.27	1.28
Underlying(2)	1.52	1.44	1.53	1.54	1.50	1.45	1.47	1.44
Basic reported EPS ($)
Reported	1.34	1.46	1.84	1.74	1.54	1.60	1.27	1.28
Reported net income (loss) by segment - Common shareholders
Canada	160	263	356	393	404	405	255	387
U.S.	213	169	85	46	157	211	88	(113)
Asset Management	296	308	140	301	221	230	267	251
Asia	131	161	446	288	143	198	132	236
Corporate	(15)	(43)	51	(9)	(25)	(107)	2	(11)
Total reported net income (loss) - Common shareholders	785	858	1,078	1,019	900	937	744	750
Less: Market-related impacts (pre-tax)(1)	(109)	193	153	231	85	380	(65)	(49)
ACMA (pre-tax)(1)	—	1	(23)	93	2	(6)	(60)	(91)
Other adjustments (pre-tax)(1)(3)	57	(26)	67	(179)	(64)	(144)	(109)	(42)
Tax expense (benefit) on above items(3)	(55)	(153)	(17)	(28)	(6)	(143)	116	90
Underlying net income (loss) by segment(2)
Canada	344	298	266	290	290	285	243	293
U.S.	154	118	72	110	165	171	148	136
Asset Management	270	326	382	362	311	291	333	294
Asia	148	152	130	145	152	159	116	164
Corporate	(24)	(51)	48	(5)	(35)	(56)	22	(45)
Total underlying net income (loss)(2)	892	843	898	902	883	850	862	842

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

First Quarter 2022
Q1'22 reported net income of $858 million decreased $79 million or 8%, driven by less favourable market-related impacts, partially offset by a Q1'21 restructuring charge and lower fair value changes on MFS' share-based payment awards. Underlying net income of $843 million was down slightly, driven by broad-based business growth, favourable expense experience and investment gains, offset by unfavourable mortality and morbidity experience, and lower AFS gains.

Fourth Quarter 2021
Q4'21 reported net income of $1,078 million increased $334 million or 45% compared to the prior year, driven by a $297 million gain on the Initial Public Offering of our India asset management joint venture and an increase in the value of our real estate investments, partially offset by a
$153 million increase in SLC Management's acquisition-related liabilities. Underlying net income of $898 million increased $36 million or 4%, driven by broad-based business growth across our pillars, with particular strength in asset management and wealth. Underlying net income also benefited from a lower effective tax rate in the quarter, largely offset by $113 million of ongoing COVID-19-related mortality and morbidity experience. Foreign exchange translation led to a decline of $33 million in reported net income and $22 million in underlying net income.

Third Quarter 2021
Q3'21 reported net income of $1,019 million increased $269 million or 36% compared to the prior year, driven by favourable market-related impacts from changes in the fair value of investment properties, and ACMA, partially offset by a par allocation adjustment. Underlying net income of
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 29

$902 million increased by $60 million or 7%, driven by business growth, favourable credit experience and higher tax-exempt investment income. This was partially offset by morbidity and expense experience, and the unfavourable impacts of foreign exchange translation. Mortality experience was elevated in the U.S. and Asia, but relatively in line with the prior year. During the Q3'21, the impacts of foreign exchange translation led to a decline of $41 million in reported net income and $36 million in underlying net income.

Second Quarter 2021
Q2'21 reported net income increased by $381 million compared to the prior year, driven by favourable market-related impacts, primarily from changes in interest rates. Underlying net income increased by $144 million or 19%, driven by business growth, a lower effective tax rate, and favourable credit experience. These factors were partially offset by the unfavourable impacts of foreign exchange translation, lower investing activity and unfavourable expense experience. During Q2'21, the impacts of foreign exchange translation decreased reported net income and underlying net income by $70 million and $75 million, respectively.

First Quarter 2021
Q1'21 reported net income increased by $546 million compared to the prior year, driven by market-related impacts, reflecting favourable equity markets and interest rate changes, partially offset by unfavourable credit spread movements. This was partially offset by higher fair value adjustments on MFS' share-based payment awards and higher restructuring costs. An after-tax restructuring charge of $57 million was recorded in Q1'21 that related to our strategy for our workspace and redefining the role of the office. Underlying net income increased by $80 million or 10%, driven by business growth, favourable morbidity experience in the U.S. and favourable credit experience in Canada, partially offset by lower investing activity gains in Canada and the U.S. During Q1'21, the impacts of foreign exchange translation decreased reported net income and underlying net income by $33 million and $31 million, respectively.

Fourth Quarter 2020
Q4'20 reported net income increased by $25 million or 3% compared to the prior year, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS' share-based payment awards. Underlying net income increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower AFS gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in Q4'19.

Third Quarter 2020
Q3'20 reported net income was $750 million increased by $69 million or 10% compared to the prior year, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable ACMA and fair value adjustments on MFS' share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in Q3'20, an increase of $33 million or 4%, driven by business growth, favourable results in GB in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in Q3'19, unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale gains.

J. Legal and Regulatory Proceedings
Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, our annual MD&A, and the AIF, in each case for the year ended December 31, 2021, and in our Interim Consolidated Financial Statements for the period ended June 30, 2022.

K. Changes in Accounting Policies
We have adopted several amended IFRS standards in the current year. The adoption of these amendments had no material impact on our Consolidated Financial Statements. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended June 30, 2022.

IFRS 17 Insurance Contracts (“IFRS 17”) and IFRS 9 Financial Instruments (“IFRS 9’’) to be Adopted in 2023

For periods beginning on or after January 1, 2023, we will be adopting IFRS 17, which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. Effective January 1, 2023, we will also be adopting IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The adoption of IFRS 17 and IFRS 9 has no material implication on our business strategies, however, upon transition at January 1, 2022, the changes in measurement of insurance contract liabilities and timing of recognition of earnings would have resulted in the following impacts:
•A net transfer of approximately $4.5 billion from shareholders’ equity, primarily driven by the establishment of the contractual service margin (“CSM”) on the balance sheet, among other items.
•As we restate the comparative year on an IFRS 17 basis, we expect a mid-single digit decrease in our 2022 underlying net income.

The CSM balance will qualify as Tier 1 available capital. On July 21, 2022, OSFI finalized the LICAT guidelines to reflect the IFRS 17 adoption, effective January 1, 2023. We expect our LICAT ratio to improve on adoption and we also expect capital generation and capital volatility to be relatively unchanged under the new regime.
30 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

Our medium-term financial objectives following the adoption of IFRS 17 and 9 will be:
•Underlying EPS growth: 8-10%
•Underlying ROE: 18%+ (an increase from 16%+ prior to transition)
•Underlying Dividend payout ratio: 40-50%

We continue to assess the impact that the adoption of IFRS 17 and IFRS 9 will have on our Consolidated Financial Statements and estimates of the financial impacts are subject to change as we continue to assess the implications of adopting both standards. For additional details, refer to Note 2 in the Interim Consolidated Financial Statements.

L. Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company's internal control over financial reporting during the period, which began on April 1, 2022 and ended on June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

M. Non-IFRS Financial Measures
1.Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)other adjustments:
i.fair value adjustments on MFS' share-based payment awards that are settled with MFS’ own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’ results with publicly traded asset managers in the United States;
ii.acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods;
iii.certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; and
iv.other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 26 of our 2021 Annual Consolidated Financial Statements. For additional information about the SLEECS, please refer to Note 13 of our 2021 Annual Consolidated Financial Statements.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 31

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.
Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2'22	Q1'22	Q2'21	2022	2021
Reported net income - Common shareholders	785	858	900	1,643	1,837
Market-related impacts
Equity market impacts
Impacts from equity market changes	(169)	(24)	95	(193)	162
Basis risk impacts	10	22	4	32	9
Equity market impacts	(159)	(2)	99	(161)	171
Interest rate impacts(1)
Impacts of interest rate changes	(93)	(57)	(50)	(150)	111
Impacts of credit spread movements	20	40	(10)	60	(18)
Impacts of swap spread movements	5	(13)	24	(8)	12
Interest rate impacts	(68)	(30)	(36)	(98)	105
Impacts of changes in the fair value of investment properties	75	70	28	145	24
Less: Market-related impacts	(152)	38	91	(114)	300
Less: Assumption changes and management actions	—	1	2	1	(2)
Other adjustments
Fair value adjustments on MFS' share-based payment awards	44	(3)	(52)	41	(96)
Acquisition, integration and restructuring(2)(3)	(74)	(21)	(13)	(95)	(87)
Other(4)(5)	75	—	(11)	75	(11)
Less: Total of other adjustments	45	(24)	(76)	21	(194)
Underlying net income	892	843	883	1,735	1,733
Reported EPS (diluted) ($)	1.34	1.46	1.53	2.80	3.12
Less: Market-related impacts ($)	(0.26)	0.06	0.16	(0.20)	0.50
Assumption changes and management actions ($)	—	—	—	—	—
Fair value adjustments on MFS' share-based payment awards ($)	0.08	—	(0.09)	0.07	(0.16)
Acquisition, integration and restructuring ($)	(0.13)	(0.04)	(0.02)	(0.16)	(0.15)
Other ($)	0.13	—	(0.02)	0.13	(0.02)
Impact of convertible securities on diluted EPS ($)	—	—	—	(0.01)	—
Underlying EPS (diluted) ($)	1.52	1.44	1.50	2.97	2.95

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our SLC affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $16 million in Q2'22 and $32 million for the first six months of 2022 (Q1'22 - $16 million; Q2'21 - $13 million; the first six months of 2021 - $27 million).
(3)The restructuring charge of $57 million in Q1'21 related to our strategy for our workspace and redefining the role of the office.
(4)Relates to a Q2'22 gain on the sale-leaseback of our Wellesley office in the U.S.
(5)Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million in Q2'21.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2'22	Q1'22	Q2'21	2022	2021
Reported net income - Common shareholders (after-tax)	785	858	900	1,643	1,837
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	(109)	193	85	84	465
Assumption changes and management actions	—	1	2	1	(4)
Other adjustments(1)	57	(26)	(64)	31	(208)
Total underlying net income adjustments (pre-tax)	(52)	168	23	116	253
Less: Taxes related to underlying net income adjustments(1)	(55)	(153)	(6)	(208)	(149)
Underlying net income (after-tax)	892	843	883	1,735	1,733

(1)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

32 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.
2.Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:
After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company's asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section C - Profitability in this document. See section D - Profitability - 2 - Assumption changes and management actions in the 2021 Annual MD&A for details on ACMA.

Note 6.A of the Interim Consolidated Financial Statements for the period ended June 30, 2022 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	—	5	(26)	5	(34)
Less: Participating policyholders(1)	—	4	(26)	4	(30)
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	—	1	—	1	(4)
Less: Tax	—	—	—	—	(2)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	—	1	—	1	(2)
Add: Management actions (after-tax)(2)	—	—	2	—	—
Other (after-tax)(3)	—	—	—	—	—
Assumption changes and management actions (after-tax)(4)(5)	—	1	2	1	(2)

(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was $nil in Q2'22 and $nil for the first six months of 2022 (Q1'22 - $nil; Q2'21 - an increase of $2 million; the first six months of 2021 - $nil).
(3)Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities, and the pre-tax impact to Method and assumption changes on insurance contract liabilities was $nil in Q2'22 and $nil for the first six months of 2022 (Q1'22 - $nil; Q2'21 - $nil; the first six months of 2021 - $nil).
(4)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(5)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.

Capital raising. This measure consists of increases in SLC Management's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 33

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at June 30, 2022	As at December 31, 2021
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	580	2,383
Debt securities(1)	1,428	1,421
Equity securities(2)	98	861
Sub-total(3)	2,106	4,665
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)(4)	(1,109)	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)(5)	997	4,665

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Q4'21 amounts included $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion did not qualify as LICAT capital at issuance as it was subjected to contractual terms requiring us to redeem the underlying securities in full, if the closing of the DentaQuest acquisition did not occur. We completed our acquisition of DentaQuest on June 1, 2022.
(4)Loans related to acquisitions have been included as an adjustment to Cash and other liquid assets, as they reflect funding for the DentaQuest acquisition.
(5)Represents available funds for capital re-deployment.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Earnings on Surplus. This component of the Sources of Earnings ("SOE") represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on available-for-sale assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments, investment properties mark-to-market, and interest on debt.

Expected profit. The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Experience-related items attributable to reported net income and underlying net income. Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best estimate assumptions at the start of the reporting period. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures.

Fee earning AUM. FE AUM consists of assets managed by SLC Management, which are beneficially owned by Clients, to which we provide investment management, property management or advisory-related services on the basis of which we earn management fees pursuant to management or other fee agreements. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of SLC Management's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. Operating income represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. Fee-related revenue represents all fee income, with the exception of performance fees, generated from third-party investors. Fee-related expenses represent all expenses directly related to generating fee revenue from third-party investors. Investment income (loss) and performance fees represent total income or loss from our seed investments, net of the related expenses. Interest and other represents performance fee compensation, our net interest income or expense and income from managing the General Account assets.

Fee-related earnings and Operating income are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

34 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Fee income (per IFRS)	307	294	269	601	521
Less: Non-fee-related revenue adjustments(1)(2)	65	68	57	133	117
Fee-related revenue	242	226	212	468	404
Total expenses (per IFRS)	290	272	262	562	524
Less: Non-fee-related expense adjustments(2)(3)	100	100	96	200
Fee-related expenses	190	172	166	362	319
Fee-related earnings	52	54	46	106	85
Add: Investment income (loss) and performance fees(4)	—	11	4	11	2
Add: Interest and other(5)	(7)	(6)	(4)	(13)	(17)
Operating income	45	59	46	104	70

(1)Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
(2)Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
(3)Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
(4)Investment income (loss) and performance fee in SLC's Management's Supplemental Income Statement relates to our seed investments, and as such, we have excluded the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS.

	Quarterly results			Year-to-date
($ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Net investment income (loss) (per IFRS)	—	10	5	10	3
Less: Other - Investment income (loss)	—	2	3	2	3
Add: Investment income (loss) and performance fees - fee income	—	3	—	3	1
Investment income (loss) and performance fees	—	11	4	11	2
(5)Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments. The ratio is an indicator of the Company's capital adequacy measured by its proportion of capital qualifying debt in accordance with OSFI guidelines.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Benefits and expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For items as at a point in time, such as Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and Expected profit component of our Sources of Earnings disclosure, period-end rates are used for currency translation purposes.

Impact of new business. The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a gain or loss at the point-of sale, primarily because valuation assumptions are different than pricing assumptions and/or actual acquisition expenses may differ from those assumed in pricing.

Other AUM. Other AUM is composed of retail, institutional and other-third party assets, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Effective January 1, 2022, certain components of Other AUM were renamed to "Retail" and "Institutional and managed funds" to align with market naming conventions. Previously, these components were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A. While labeling changes have modified certain terminology, the composition of these components has not been affected.

Pre-tax fee related earnings margin. This ratio is a measure of SLC Management's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding the impact of fair value adjustments on MFS' share-based payment awards and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 35

Effective January 1, 2022, this measure was renamed to "Pre-tax net operating margin" to improve naming consistency within our Asset Management business. Previously, this measure was referred to as "Pre-tax net operating profit margin ratio for MFS" in our interim and annual MD&A. While labeling changes has modified certain terminology, the composition of the measure has not been affected.

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS	Quarterly results			Year-to-date
(US$ millions)	Q2'22	Q1'22	Q2'21	2022	2021
Revenue
Fee income (per IFRS)	838	909	938	1,747	1,825
Less: Commissions	110	120	126	230	246
Less: Other(1)	(16)	(11)	(11)	(27)	(22)
Adjusted revenue	744	800	823	1,544	1,601
Expenses
Expenses (per IFRS)	542	606	681	1,148	1,311
Net investment (income)/loss (per IFRS)	6	6	(4)	12	1
Less: Gross fair value adjustments on share-based payment awards(2)	(25)	15	58	(10)	108
Less: Commissions	110	120	126	230	246
Less: Other(1)	(16)	(11)	(11)	(27)	(22)
Adjusted expenses	479	488	504	967	980
Pre-tax net operating margin	36%	39%	39%	37%	39%

(1)Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
(2)For more information on this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and gross flows. In Canada, insurance sales consist of sales of individual insurance and Sun Life Health products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management gross flows includes funds from retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. In Canada and in Asia, net sales consist of gross wealth sales less redemptions. Asset Management net flows consist of gross flows less gross outflows; SLC Management's net flows do not include Client distributions from the sale of underlying assets in closed-end funds. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure.

Sources of Earnings ("SOE"). The SOE is prepared in accordance with the OSFI Guideline D-9, Sources of Earnings Disclosures and is therefore not prescribed under IFRS. The preparation for the document and its components does not have a standard for preparation as it depends on the methodology, estimates, and assumptions used. The components of the SOE are: expected profit, impact of new business, experience gains and losses, management actions and changes in assumptions, and earnings on surplus. On a comparative period-over-period basis, this document refers to the change in expected profit as business growth.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the capital budgeting process to ensure that we are able to achieve our payout targets after factoring in our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section I - Capital and Liquidity Management in our 2021 annual MD&A.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

36 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

3.Reconciliations of Select Non-IFRS Financial Measures
Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q2'22
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	160	213	296	131	(15)	785
Less: Market-related impacts (pre-tax)(1)	(143)	43	—	(12)	3	(109)
ACMA (pre-tax)	—	—	—	—	—	—
Other adjustments (pre-tax)(1)(2)	(1)	32	32	(6)	—	57
Tax expense (benefit) on above items(2)	(40)	(16)	(6)	1	6	(55)
Underlying net income (loss)	344	154	270	148	(24)	892
	Q1'22
Reported net income (loss) - Common shareholders	263	169	308	161	(43)	858
Less: Market-related impacts (pre-tax)(1)	123	60	—	9	1	193
ACMA (pre-tax)	(11)	11	—	1	—	1
Other adjustments (pre-tax)(1)(2)	—	(6)	(19)	(1)	—	(26)
Tax expense (benefit) on above items(2)	(147)	(14)	1	—	7	(153)
Underlying net income (loss)	298	118	326	152	(51)	843
	Q2'21
Reported net income (loss) - Common shareholders	404	157	221	143	(25)	900
Less: Market-related impacts (pre-tax)(1)	106	(7)	—	(11)	(3)	85
ACMA (pre-tax)	—	—	—	2	—	2
Other adjustments (pre-tax)(1)(2)	—	(2)	(70)	—	8	(64)
Tax expense (benefit) on above items(2)	8	1	(20)	—	5	(6)
Underlying net income (loss)	290	165	311	152	(35)	883

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

	2022
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	423	382	604	292	(58)	1,643
Less: Market-related impacts (pre-tax)(1)	(20)	103	—	(3)	4	84
ACMA (pre-tax)	(11)	11	—	1	—	1
Other adjustments (pre-tax)(1)(2)	(1)	26	13	(7)	—	31
Tax expense (benefit) on above items(2)	(187)	(30)	(5)	1	13	(208)
Underlying net income (loss)	642	272	596	300	(75)	1,735
	2021
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	809	368	451	341	(132)	1,837
Less: Market-related impacts (pre-tax)(1)	394	48	—	25	(2)	465
ACMA (pre-tax)	(6)	(5)	—	5	2	(4)
Other adjustments (pre-tax)(1)(2)	—	(2)	(136)	—	(70)	(208)
Tax expense (benefit) on above items(2)	(154)	(9)	(15)	—	29	(149)
Underlying net income (loss)	575	336	602	311	(91)	1,733

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 37

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q2'22		Q1'22		Q2'21
($ millions)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	291	5	289	19	234	(13)
Less: Other adjustments (pre-tax)(1)(2)	50	(18)	(2)	(17)	(51)	(19)
Tax expense (benefit) on above items(2)	(6)	—	(1)	2	(1)	(19)
Underlying net income (loss)	247	23	292	34	286	25

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax in U.S. dollars

	Q2'22		Q1'22		Q2'21
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Reported net income (loss) - Common shareholders	167	228	133	228	127	191
Less: Market-related impacts (pre-tax)(1)	33	—	47	—	(6)	—
ACMA (pre-tax)	—	—	9	—	—	—
Other adjustments (pre-tax)(1)(2)	25	39	(5)	(1)	(2)	(41)
Tax expense (benefit) on above items(2)	(12)	(5)	(11)	(1)	2	(1)
Underlying net income (loss)	121	194	93	230	133	233
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Reported Net Income to Underlying Net Income Reconciliation - U.S. Group Benefits - Pre-tax in U.S. dollars
The following table sets out the amounts that were excluded from our underlying net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q2'22	Q1'22	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20	Q3'20
Reported net income (loss) - Common shareholders(1)	86	59	6	49	99	89	73	97
Less: Market-related impacts (pre-tax)(2)	(4)	2	8	4	2	3	1	1
ACMA (pre-tax)	—	—	—	(1)	—	(3)	(6)	24
Other adjustments (pre-tax)(2)	—	(1)	(1)	(2)	(1)	—	(1)	(1)
Tax expense (benefit) on above items	1	—	(1)	(1)	—	—	1	(5)
Underlying net income (loss) for U.S. Group Benefits	89	58	—	49	98	89	78	78
(1) Effective Q2’22, we began reporting on the performance and results of our Dental business unit, which represents our existing dental and vision business within Group Benefits together with DentaQuest Group, Inc. (“DentaQuest”), acquired on June 1, 2022. We have updated prior periods to reflect this change in presentation.
(2) For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	2022		2021
($ millions)	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	580	24	470	(19)
Less: Other adjustments (pre-tax)(1)(2)	48	(35)	(97)	(39)
Tax expense (benefit) on above items(2)	(7)	2	1	(16)
Underlying net income (loss)	539	57	566	36

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

38 Sun Life Financial Inc. Second Quarter 2022         MANAGEMENT'S DISCUSSION AND ANALYSIS

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax in U.S. dollars

	2022		2021
(US$ millions)	U.S.	MFS	U.S.	MFS
Reported net income (loss) - Common shareholders	300	456	294	377
Less: Market-related impacts (pre-tax)(1)	80	—	37	—
ACMA (pre-tax)	9	—	(4)	—
Other adjustments (pre-tax)(1)(2)	20	38	(2)	(77)
Tax expense (benefit) on above items(2)	(23)	(6)	(6)	—
Underlying net income (loss)	214	424	269	454

(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to our growth initiatives and other business objectives; (iii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company; (iv) relating to our expected tax range for future years; (v) set out in this document under the heading H - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this document under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2021 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
     MANAGEMENT'S DISCUSSION AND ANALYSIS         Sun Life Financial Inc. Second Quarter 2022 39

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars, except for per share amounts)	June 30 2022	June 30 2021	June 30 2022	June 30 2021
Revenue
Premiums
Gross	$7,069	$6,345	$12,979	$12,076
Less: Ceded	649	628	1,268	1,233
Net premiums	6,420	5,717	11,711	10,843
Net investment income (loss):
Interest and other investment income	1,505	1,401	2,896	2,796
Fair value and foreign currency changes on assets and liabilities (Note 5)	(7,838)	3,564	(16,150)	(3,382)
Net gains (losses) on available-for-sale assets	(4)	46	26	100
Net investment income (loss)	(6,337)	5,011	(13,228)	(486)
Fee income (Note 9)	1,928	1,941	3,908	3,826
Total revenue	2,011	12,669	2,391	14,183
Benefits and expenses
Gross claims and benefits paid (Note 6)	5,243	4,488	10,219	9,268
Increase (decrease) in insurance contract liabilities (Note 6)	(6,099)	4,570	(13,720)	(2,278)
Decrease (increase) in reinsurance assets (Note 6)	(54)	(10)	(120)	46
Increase (decrease) in investment contract liabilities (Note 6)	(35)	14	(88)	(14)
Reinsurance expenses (recoveries) (Note 7)	(683)	(542)	(1,364)	(1,224)
Net transfer to (from) segregated funds (Note 12)	(375)	(43)	(612)	(64)
Operating expenses, commissions and premium taxes	2,883	2,886	5,687	5,727
Interest expense	101	84	199	164
Total benefits and expenses	981	11,447	201	11,625
Income (loss) before income taxes	1,030	1,222	2,190	2,558
Less: Income tax expense (benefit) (Note 10)	219	180	487	505
Total net income (loss)	811	1,042	1,703	2,053
Less: Net income (loss) attributable to participating policyholders	3	119	10	172
Net income (loss) attributable to non-controlling interests	9	—	18	(2)
Shareholders’ net income (loss)	799	923	1,675	1,883
Less: Dividends on preferred shares and distributions on other equity instruments	14	23	32	46
Common shareholders’ net income (loss)	$785	$900	$1,643	$1,837

Average exchange rates during the reporting periods: U.S. dollars	1.28	1.23	1.27	1.25

Earnings (loss) per share (Note 14)
Basic	$1.34	$1.54	$2.80	$3.14
Diluted	$1.34	$1.53	$2.80	$3.12

Dividends per common share	$0.690	$0.550	$1.350	$1.100

The attached notes form part of these Interim Consolidated Financial Statements.
40 Sun Life Financial Inc. Second Quarter 2022 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended			For the six months ended
(unaudited, in millions of Canadian dollars)	June 30 2022	June 30 2021	June 30 2022	June 30 2021
Total net income (loss)	$811	$1,042	$1,703	$2,053
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	268	(194)	(4)	(417)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	(460)	111	(1,065)	(211)
Reclassifications to net income (loss)	3	(38)	(20)	(88)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	3	(7)	(3)	(1)
Reclassifications to net income (loss)	(13)	7	(9)	6
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(49)	(11)	(112)	(55)
Total items that may be reclassified subsequently to income	(248)	(132)	(1,213)	(766)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	15	—	82	(54)
Total items that will not be reclassified subsequently to income	15	—	82	(54)
Total other comprehensive income (loss)	(233)	(132)	(1,131)	(820)
Total comprehensive income (loss)	578	910	572	1,233
Less: Participating policyholders’ comprehensive income (loss)	9	117	13	167
Non-controlling interests’ comprehensive income (loss)	10	—	17	(2)
Shareholders’ comprehensive income (loss)	$559	$793	$542	$1,068

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30 2022	June 30 2021	June 30 2022	June 30 2021
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$1	$(1)	$3	$(1)
Unrealized gains (losses) on available-for-sale assets	109	(27)	252	65
Reclassifications to net income for available-for-sale assets	(1)	7	6	11
Unrealized gains (losses) on cash flow hedges	6	(1)	5	(6)
Reclassifications to net income for cash flow hedges	(2)	—	(1)	4
Total items that may be reclassified subsequently to income	113	(22)	265	73
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(16)	(1)	(42)	6
Total items that will not be reclassified subsequently to income	(16)	(1)	(42)	6
Total income tax benefit (expense) included in other comprehensive income (loss)	$97	$(23)	$223	$79

The attached notes form part of these Interim Consolidated Financial Statements.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 41

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at
(unaudited, in millions of Canadian dollars)	June 30 2022	December 31 2021
Assets
Cash, cash equivalents and short-term securities (Note 5)	$9,437	$12,278
Debt securities (Note 5)	75,007	88,727
Equity securities (Note 5)	6,930	9,113
Mortgages and loans	53,113	51,692
Derivative assets	1,670	1,583
Other invested assets (Note 5)	9,165	8,759
Policy loans	3,288	3,261
Investment properties (Note 5)	9,781	9,109
Invested assets	168,391	184,522
Other assets	7,668	5,434
Reinsurance assets (Note 6)	3,940	3,683
Deferred tax assets	2,074	1,848
Intangible assets	4,920	3,370
Goodwill	8,389	6,517
Total general fund assets	195,382	205,374
Investments for account of segregated fund holders (Note 12)	120,098	139,996
Total assets	$315,480	$345,370
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 6)	$135,017	$147,811
Investment contract liabilities (Note 6)	3,243	3,368
Derivative liabilities	2,535	1,392
Deferred tax liabilities	713	322
Other liabilities (Note 8)	19,414	17,783
Senior debentures	200	200
Subordinated debt	6,427	6,425
Total general fund liabilities	167,549	177,301
Insurance and investment contracts for account of segregated fund holders (Note 12)	120,098	139,996
Total liabilities	$287,647	$317,297
Equity
Issued share capital and contributed surplus	$10,647	$10,615
Shareholders’ retained earnings and accumulated other comprehensive income	15,417	15,699
Total shareholders’ equity	26,064	26,314
Participating policyholders’ equity	1,713	1,700
Non-controlling interests’ equity	56	59
Total equity	$27,833	$28,073
Total liabilities and equity	$315,480	$345,370

Exchange rates at the end of the reporting periods: U.S. dollars	1.29	1.26

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on August 3, 2022.

Kevin Strain	Barbara G. Stymiest
Chief Executive Officer	Director
42 Sun Life Financial Inc. Second Quarter 2022 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended
(unaudited, in millions of Canadian dollars)	June 30 2022	June 30 2021
Shareholders:
Preferred shares and other equity instruments
Balance, beginning of period	$2,239	$2,257
Issued during the period	—	1,000
Issuance costs, net of tax	—	(13)
Balance, end of period	2,239	3,244
Common shares (Note 11)
Balance, beginning of period	8,305	8,262
Stock options exercised	1	23
Balance, end of period	8,306	8,285
Contributed surplus
Balance, beginning of period	71	72
Share-based payments	31	4
Stock options exercised	—	(4)
Balance, end of period	102	72
Retained earnings
Balance, beginning of period	14,713	12,289
Net income (loss)	1,675	1,883
Dividends on common shares	(792)	(650)
Dividends on preferred shares and distributions on other equity instruments	(32)	(46)
Changes attributable to acquisition	—	(139)
Balance, end of period	15,564	13,337
Accumulated other comprehensive income (loss), net of taxes (Note 15)
Balance, beginning of period	986	1,589
Total other comprehensive income (loss) for the period	(1,133)	(815)
Balance, end of period	(147)	774
Total shareholders’ equity, end of period	$26,064	$25,712
Participating policyholders:
Balance, beginning of period	$1,700	$1,368
Net income (loss) (Note 11)	10	172
Total other comprehensive income (loss) for the period (Note 15)	3	(5)
Total participating policyholders’ equity, end of period	$1,713	$1,535
Non-controlling interests:
Balance, beginning of period	$59	$25
Changes attributable to acquisition	—	15
Net income (loss)	18	(2)
Additional contribution	1	38
Total other comprehensive income (loss) for the period (Note 15)	(1)	—
Distribution to non-controlling interests	(21)	(14)
Total non-controlling interests’ equity, end of period	$56	$62
Total equity	$27,833	$27,309

The attached notes form part of these Interim Consolidated Financial Statements.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 43

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(unaudited, in millions of Canadian dollars)	June 30 2022	June 30 2021	June 30 2022	June 30 2021
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$1,030	$1,222	$2,190	$2,558
Adjustments:
Interest expense related to financing activities	64	46	120	92
Increase (decrease) in insurance and investment contract liabilities	(6,134)	4,584	(13,808)	(2,292)
Decrease (increase) in reinsurance assets	(54)	(10)	(120)	46
Realized and unrealized (gains) losses and foreign currency changes on invested assets	7,842	(3,610)	16,124	3,282
Sales, maturities and repayments of invested assets	13,582	15,362	29,916	30,429
Purchases of invested assets	(12,702)	(17,934)	(29,350)	(33,298)
Income taxes received (paid)	(305)	(283)	(479)	(531)
Mortgage securitization (Note 5)	(21)	(70)	95	(70)
Other operating activities	(1,319)	964	(3,176)	(958)
Net cash provided by (used in) operating activities	1,983	271	1,512	(742)
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	173	(32)	154	(38)
Investment in and transactions with joint ventures and associates	(58)	8	(55)	5
Dividends and other proceeds relating to joint ventures and associates	—	5	7	21
Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	(2,638)	(8)	(2,638)	(308)
Other investing activities	(66)	(53)	(109)	(573)
Net cash provided by (used in) investing activities	(2,589)	(80)	(2,641)	(893)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(227)	10	(229)	21
Increase in (repayment of) borrowing from credit facility	2,039	(80)	2,144	75
Redemption of senior debentures and subordinated debt	—	—	—	(350)
Issuance of preferred shares and other equity instruments, net	—	987	—	987
Issuance of common shares on exercise of stock options	—	9	1	19
Transactions with non-controlling interests	(16)	(9)	(20)	24
Dividends paid on common and preferred shares	(433)	(339)	(826)	(678)
Payment of lease liabilities	(38)	(39)	(69)	(73)
Interest expense paid	(90)	(55)	(120)	(96)
Other financing activities	26	—	26	—
Net cash provided by (used in) financing activities	1,261	484	907	(71)
Changes due to fluctuations in exchange rates	78	(56)	14	(119)
Increase (decrease) in cash and cash equivalents	733	619	(208)	(1,825)
Net cash and cash equivalents, beginning of period	6,752	8,204	7,693	10,648
Net cash and cash equivalents, end of period	7,485	8,823	7,485	8,823
Short-term securities, end of period	1,843	3,612	1,843	3,612
Net cash, cash equivalents and short-term securities, end of period (Note 5)	$9,328	$12,435	$9,328	$12,435

(1)    Consists primarily of total cash consideration paid for the acquisition of DentaQuest of $3,269, less cash and cash equivalents acquired of $638 for the three and six months ended June 30, 2022 (Total cash consideration paid of $12, less cash and cash equivalents acquired of $4 for the three months ended June 30, 2021 and total cash consideration paid of $336, less cash and cash equivalents acquired of $28 for the six months ended June 30, 2021).

The attached notes form part of these Interim Consolidated Financial Statements.
44 Sun Life Financial Inc. Second Quarter 2022 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. General Information
Description of Business
Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2021 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2021 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB.
COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a global pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For our insurance contract liabilities, no material COVID-19 specific provisions or adjustments to our long-term assumptions have been made, and we continue to monitor our experience and exposure to the COVID-19 pandemic. For additional information, please refer to Note 1 of our 2021 Annual Consolidated Financial Statements.

2. Summary of Accounting Policies

Our significant accounting policies and future changes in accounting policies that are not yet effective for us are disclosed in Note 2 of our 2021 Annual Consolidated Financial Statements.
2.A New and Amended International Financial Reporting Standards Adopted in 2022
We adopted the following amendments on January 1, 2022:

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. These amendments apply prospectively. The adoption of these amendment did not have a material impact on our Consolidated Financial Statements.

Interest Rate Benchmark Reform
On December 16, 2021, the Canadian Alternative Reference Rate working group ("CARR") recommended that the administrator Refinitiv Benchmark Services (UK) Limited ("RBSL") cease the calculation and publication of the Canadian Dollar Offered Rate ("CDOR") after June 30, 2024 and proposed a two-staged approach to transition from CDOR to Canadian Overnight Repo Rate Average ("CORRA"). On May 16, 2022, following public consultation, RBSL announced that it will permanently cease the publication and calculation of all tenors of CDOR after June 28, 2024. Concurrently, Office of the Superintendent of Financial Institutions ("OSFI") published their expectation that Federally Regulated Financial Institutions transition all new derivatives and securities to an alternative benchmark rate by June 30, 2023, with no new CDOR exposure after that date, with limited
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 45

exceptions for risk management requirements. OSFI also expects loans referencing CDOR to transition by June 28, 2024. Financial institutions are also expected to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024.

The transition to Alternative Reference Rates ("ARR") is incorporated within our Interbank Offered Rate Transition Program and incorporates developments such as the transition of CDOR. As at June 30, 2022, our exposure to CDOR consists of non-derivative assets of $387 and derivative notional of $10,748 that have not yet transitioned to an ARR.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2023 or Later

In May 2017, the IASB issued IFRS 17 Insurance Contracts ("IFRS 17"). This standard is to be applied using a retrospective approach, with at least one year of comparative results provided. If retrospective application to a group of insurance contracts is impracticable, a modified retrospective or fair value approach may be used. We have elected to use a fair value approach in instances where retrospective application is impracticable. IFRS 17 replaces IFRS 4 Insurance Contracts (“IFRS 4”) and impacts how we recognize, measure, present, and disclose our insurance contracts in our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments ("IFRS 9") which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets and hedge accounting, and does not require restatement of comparative periods.

In June 2020, an amendment was issued to defer the effective date of IFRS 17 to annual periods beginning on or after January 1, 2023. Eligible insurers were also permitted the option of deferring the adoption of IFRS 9 to coincide with the adoption of IFRS 17. We have elected to apply this deferral option, and the effective date of both IFRS 17 and IFRS 9 will be January 1, 2023.

In December 2021, the IASB issued an amendment to IFRS 17 to allow for a transition option that permits insurers to present comparative information on financial assets as if IFRS 9 were applicable during the comparative period. We are assessing the implications of this amendment, along with the option on comparative periods restatement as permitted by IFRS 9, on our Consolidated Financial Statements.

IFRS 17
IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. The key principles of IFRS 17 are as follows:
•Insurance contracts are those under which an entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.
•Insurance contracts issued and reinsurance contracts held are divided into groups that will be separately recognized and measured.
•Groups of insurance contracts are recognized and measured as the total of the following measurement components: a) the present value of future cash flows; b) a risk adjustment for non-financial risk; and c) the contractual service margin (“CSM”), an amount that represents the unearned profit of the group of contracts. These measurement components apply to groups of insurance contracts measured using the general measurement approach (“GMA”) and the variable fee approach (“VFA”). The VFA applies to insurance contracts issued with direct participation features, which are substantially investment-related service contracts under which the policyholder is promised an investment return based on underlying items, such as segregated funds and certain participating insurance contracts. For short duration contracts, such as most of our group life and health business, a simplified measurement approach (the premium allocation approach or “PAA”) is applied. Under the PAA, insurance contracts are measured based on unearned profits and do not include a CSM.
•The profit from a group of insurance contracts is recognized into income over the period that insurance contract services are provided and as our risks related to servicing the contracts diminish over time.
•Insurance revenue, insurance services expenses and insurance finance income or expenses are presented separately.
•Disclosures are intended to enhance transparency and comparability of results.

The measurement of insurance contracts under IFRS 17 differs from the Canadian Asset Liability Method currently applied under IFRS 4. The most significant differences by measurement component are as follows:

Present value of future cash flows:
•The discount rates used to present value future cash flows under IFRS 17 are based on the characteristics of the insurance contracts. Under IFRS 4, discount rates are based on the portfolio of assets supporting the insurance contract liabilities.
•Estimates under IFRS 17 include the prevailing market view of the cost of financial guarantees, which requires a valuation consistent with market option prices. Under IFRS 4, the cost of financial guarantees is based on the amount required to fulfill the obligation.
•Expense cash flows under IFRS 17 are limited to those directly attributable to fulfillment of the obligations under insurance contracts.
•Future income taxes are excluded from future cash flows under IFRS 17.

Risk adjustment:
•Measures the compensation required for uncertainty related to non-financial risk, such as mortality, morbidity, surrender and expenses under IFRS 17.
•Provisions for uncertainty related to financial risk are included in the present value of future cash flows under IFRS 17.
•No amount is provided for asset-liability mismatch risk under IFRS 17.
•Under IFRS 4, amounts provided for the risks listed above are reflected in a provision for adverse deviations included in insurance contract liabilities.

Contractual service margin:
•This is a new component of liabilities and necessitates the "grouping" of insurance contracts, which is not required under IFRS 4.
•The CSM represents unearned profits, which is discussed in more detail below.
46 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The measurement approach under IFRS 17 and IFRS 4 is similar for insurance contracts measured using the PAA, such as our group life and health contracts. Differences arise mainly in the measurement of the Liability for Incurred Claims, where the discount rate and risk adjustment changes noted above apply.

We have highlighted in the following section certain impacts on our financial performance as a result of the differences between IFRS 17 and IFRS 4 described above:
•New business gains (unearned profits) are measured differently under IFRS 17, reflecting measurement differences on insurance contracts as discussed above. In addition, new business gains under IFRS 17 are deferred and recorded in the CSM and amortized into income as insurance contract services are provided. Losses on new business are also measured differently, but continue to be recognized in income immediately. Under IFRS 4, new business gains and losses are both recognized in income immediately.
•Discount rates used in calculating the present value of insurance contract liabilities are based on the characteristics of the insurance contracts rather than the assets supporting the liabilities. Amongst other differences, this results in changes in the timing of when investment-related income emerges.
•Under IFRS 17, changes related to financial risk (e.g. changes in the discount rate) continue to be recognized in income immediately, except for insurance contracts measured using the VFA, where the changes are recorded through the CSM. Assumption changes for non-financial risk, such as mortality, are reflected in the CSM and amortized into income as insurance contract services are provided. Under IFRS 4, assumption changes for both financial and non-financial risk variables are recognized in income immediately.

IFRS 9
In addition to the updates provided in Note 2 of our 2021 Annual Consolidated Financial Statements, under IFRS 17, we are electing to recognize all insurance finance income or expense in income rather than other comprehensive income. Consequently, to avoid an accounting mismatch, we are electing under IFRS 9 to classify most of our fixed income assets supporting insurance contracts as fair value through profit or loss.

The adoption of IFRS 17 and IFRS 9 is expected to have a significant impact on our Consolidated Financial Statements, and estimates of the financial impacts are subject to change as we continue to assess the implications of adopting both standards. The establishment of the CSM and other measurement changes upon transition at January 1, 2022, including the impact of reflecting IFRS 9 as at the same date, would reduce total equity. The impact on shareholders’ equity would be a reduction of approximately $4.5 billion.

3. Acquisitions and Other
DentaQuest
On June 1, 2022, we acquired DentaQuest, the second-largest provider of dental benefits in the United States by membership, for approximately $3,269 (US$2,586). Total consideration for the 100% acquisition of DentaQuest was paid with cash of $3,269, and primarily comprised of goodwill and intangibles, including contractual relationships, software, and brand. DentaQuest is reported in our U.S. business segment. The acquisition of DentaQuest aligns to our business strategy of being a leader in health and group benefits, with an increasing focus on health.

The fair values of the identifiable assets and liabilities acquired were:

As at June 1, 2022
Intangible assets	$1,498
Net assets	258
Deferred tax liabilities	$(314)
Total identifiable net assets at fair value	1,442
Goodwill arising on acquisition(1)	1,827
Total consideration	$3,269

(1)    Goodwill primarily reflects expected synergies from the combination of DentaQuest and our existing U.S. Group Benefits business as well as the future growth potential of the DentaQuest business. Goodwill is not tax deductible.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.
Acquisitions and Other in Asia
On April 5, 2022, we announced a deepening of our existing bancassurance partnership with PT Bank CIMB Niaga Tbk ("CIMB Niaga") in Indonesia. Under the new agreement, which will be effective in January 2025, we will be the provider of insurance solutions to CIMB Niaga customers across all distribution channels for a term of 15 years, further accelerating our long-term strategy of growing our distribution capacity in the region. The agreement also extends our existing relationship with CIMB Niaga by a term of six years up to 2039. An initial payment of $508 was made on June 30, 2022. $18 of the initial payment related to the existing bancassurance partnership was capitalized as an intangible asset. The remaining $490 will initially be recognized as a prepayment and capitalized as an intangible asset once the agreement becomes effective in 2025. Amortization of this intangible asset will begin in 2025.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 47

4. Segmented Information

We have five reportable business segments: Canada, U.S., Asset Management, Asia and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Asset Management includes the results of our MFS and SLC Management business units. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm's-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

48 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
June 30, 2022
Gross premiums:
Annuities	$1,067	$1	$—	$1	$4	$—	$1,073
Life insurance	1,552	367	—	860	20	—	2,799
Health insurance	1,610	1,577	—	8	2	—	3,197
Total gross premiums	4,229	1,945	—	869	26	—	7,069
Less: Ceded premiums	403	190	—	51	5	—	649
Net investment income (loss)	(3,609)	(854)	(7)	(1,419)	(434)	(14)	(6,337)
Fee income	399	53	1,377	148	29	(78)	1,928
Total revenue	616	954	1,370	(453)	(384)	(92)	2,011
Less:
Total benefits and expenses	348	687	982	(601)	(343)	(92)	981
Income tax expense (benefit)	100	54	83	22	(40)	—	219
Total net income (loss)	$168	$213	$305	$126	$(1)	$—	$811
Less:
Net income (loss) attributable to participating policyholders	8	—	—	(5)	—	—	3
Net income (loss) attributable to non-controlling interests	—	—	9	—	—	—	9
Shareholders’ net income (loss)	$160	$213	$296	$131	$(1)	$—	$799
June 30, 2021
Gross premiums:
Annuities	$508	$—	$—	$3	$5	$—	$516
Life insurance	1,475	357	—	1,354	20	—	3,206
Health insurance	1,481	1,127	—	8	7	—	2,623
Total gross premiums	3,464	1,484	—	1,365	32	—	6,345
Less: Ceded premiums	390	187	—	48	3	—	628
Net investment income (loss)	2,826	929	10	1,085	198	(37)	5,011
Fee income	389	17	1,421	155	27	(68)	1,941
Total revenue	6,289	2,243	1,431	2,557	254	(105)	12,669
Less:
Total benefits and expenses	5,753	2,045	1,099	2,364	291	(105)	11,447
Income tax expense (benefit)	51	41	111	12	(35)	—	180
Total net income (loss)	$485	$157	$221	$181	$(2)	$—	$1,042
Less:
Net income (loss) attributable to participating policyholders	81	—	—	38	—	—	119
Net income (loss) attributable to non-controlling interests	—	—	—	—	—	—	—
Shareholders’ net income (loss)	$404	$157	$221	$143	$(2)	$—	$923

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 49

For the six months ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
June 30, 2022
Gross premiums:
Annuities	$1,473	$1	$—	$17	$7	$—	$1,498
Life insurance	3,059	728	—	1,587	37	—	5,411
Health insurance	3,192	2,858	—	18	2	—	6,070
Total gross premiums	7,724	3,587	—	1,622	46	—	12,979
Less: Ceded premiums	792	370	—	97	9	—	1,268
Net investment income (loss)	(7,537)	(1,970)	(6)	(2,869)	(802)	(44)	(13,228)
Fee income	800	78	2,823	302	58	(153)	3,908
Total revenue	195	1,325	2,817	(1,042)	(707)	(197)	2,391
Less:
Total benefits and expenses	(538)	846	2,020	(1,359)	(571)	(197)	201
Income tax expense (benefit)	285	97	175	40	(110)	—	487
Total net income (loss)	$448	$382	$622	$277	$(26)	$—	$1,703
Less:
Net income (loss) attributable to participating policyholders	25	—	—	(15)	—	—	10
Net income (loss) attributable to non-controlling interests	—	—	18	—	—	—	18
Shareholders’ net income (loss)	$423	$382	$604	$292	$(26)	$—	$1,675
June 30, 2021
Gross premiums:
Annuities	$1,070	$—	$—	$16	$9	$—	$1,095
Life insurance	2,808	728	—	2,137	40	—	5,713
Health insurance	2,944	2,292	—	17	15	—	5,268
Total gross premiums	6,822	3,020	—	2,170	64	—	12,076
Less: Ceded premiums	767	366	—	93	7	—	1,233
Net investment income (loss)	(465)	(87)	2	263	(150)	(49)	(486)
Fee income	765	33	2,796	315	54	(137)	3,826
Total revenue	6,355	2,600	2,798	2,655	(39)	(186)	14,183
Less:
Total benefits and expenses	5,151	2,136	2,158	2,245	121	(186)	11,625
Income tax expense (benefit)	271	96	191	21	(74)	—	505
Total net income (loss)	$933	$368	$449	$389	$(86)	$—	$2,053
Less:
Net income (loss) attributable to participating policyholders	124	—	—	48	—	—	172
Net income (loss) attributable to non-controlling interests	—	—	(2)	—	—	—	(2)
Shareholders’ net income (loss)	$809	$368	$451	$341	$(86)	$—	$1,883
50 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Total Invested Assets and Related Net Investment Income
5.A Asset Classification
The carrying values of our Debt securities, Equity securities and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other(1)	Total
June 30, 2022
Debt securities	$62,052	$12,955	$—	$75,007
Equity securities	$6,608	$322	$—	$6,930
Other invested assets	$4,700	$924	$3,541	$9,165
December 31, 2021
Debt securities	$75,998	$12,729	$—	$88,727
Equity securities	$7,538	$1,575	$—	$9,113
Other invested assets	$4,435	$781	$3,543	$8,759

(1)    Other consists primarily of investments accounted for using the equity method of accounting, as well as loans measured at amortized cost.

Crescent, a subsidiary within our Asset Management business segment, issues and manages Collateralized Loan Obligations (“CLO”). Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle are included in Other invested assets and the associated liabilities are included in Other liabilities. See Note 8 for the associated liabilities for the CLO.

As at June 30, 2022, the carrying value of the assets supporting the CLOs are $1,915 ($1,865 as at December 31, 2021), which consists of cash and accounts receivable of $127 ($319 as at December 31, 2021) and loans of $1,788 ($1,546 as at December 31, 2021). Loans are measured at amortized cost. These underlying loans are mainly below investment grade. Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $110 ($104 as at December 31, 2021) in the most subordinated tranche.
5.B Fair Value and Foreign Currency Changes on Assets and Liabilities
Fair value and foreign currency changes on assets and liabilities presented in our Interim Consolidated Statements of Operations consist of the following:

For the three months ended			For the six months ended
June 30, 2022		June 30, 2021	June 30, 2022	June 30, 2021
Fair value change:
Cash, cash equivalents and short-term securities	$—	$(2)	$1	$(4)
Debt securities	(6,463)	1,992	(13,815)	(4,090)
Equity securities	(786)	418	(961)	713
Derivative investments	(944)	908	(1,763)	(197)
Other invested assets	58	172	17	227
Other liabilities – obligations for securities borrowing	7	—	14	—
Total change in fair value through profit or loss assets and liabilities	(8,128)	3,488	(16,507)	(3,351)
Fair value changes on investment properties	205	228	585	365
Foreign exchange gains (losses)(1)	(15)	(152)	(328)	(396)
Realized gains (losses) on property and equipment(2)	100	—	100	—
Fair value and foreign currency changes on assets and liabilities	$(7,838)	$3,564	$(16,150)	$(3,382)

(1)    Primarily arises from the translation of foreign currency denominated AFS monetary assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.
(2)    In June 2022, we sold and leased back our Wellesley office in the U.S. The transaction qualified as a sale and operating lease and as a result, we recognized a pre-tax gain of $100.
5.C Impairment of Available-for-Sale Assets
We recognized net impairment losses on available-for-sale assets of $4 and $8 for the three months and six months ended June 30, 2022, respectively ($nil for the three months and six months ended June 30, 2021).
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 51

5.D Cash, Cash Equivalents and Short-Term Securities
Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	June 30, 2022	December 31, 2021	June 30, 2021
Cash	$2,793	$2,297	$2,795
Cash equivalents	4,801	5,529	6,028
Short-term securities	1,843	4,452	3,612
Cash, cash equivalents and short-term securities	9,437	12,278	12,435
Less: Bank overdraft, recorded in Other liabilities	109	133	—
Net cash, cash equivalents and short-term securities	$9,328	$12,145	$12,435
5.E Mortgage Securitization
We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2021 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at June 30, 2022 are $1,926 and $1,806, respectively ($1,856 and $1,882, respectively, as at December 31, 2021). The carrying value and fair value of the associated liabilities as at June 30, 2022 are $2,102 and $1,975, respectively ($2,007 and $2,043, respectively, as at December 31, 2021). The carrying value of asset-backed securities in the principal reinvestment account (''PRA'') as at June 30, 2022 is $177 ($164 as at December 31, 2021). There are $nil cash and cash equivalents in the PRA as at June 30, 2022 ($4 as at December 31, 2021).

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of 2021 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at June 30, 2022 and December 31, 2021.
5.F Fair Value Measurement
The fair value methodologies and assumptions for assets and liabilities carried at fair value, as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2021 Annual Consolidated Financial Statements.
5.F.i Fair Value Hierarchy
Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	June 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$8,888	$549	$—	$9,437	$10,923	$1,355	$—	$12,278
Debt securities – fair value through profit or loss	840	61,064	148	62,052	1,503	74,333	162	75,998
Debt securities – available-for-sale	898	12,007	50	12,955	770	11,916	43	12,729
Equity securities – fair value through profit or loss	3,884	2,624	100	6,608	4,429	3,013	96	7,538
Equity securities – available-for-sale	141	112	69	322	1,414	87	74	1,575
Derivative assets	73	1,597	—	1,670	26	1,557	—	1,583
Other invested assets	832	316	4,476	5,624	1,189	377	3,650	5,216
Investment properties	—	—	9,781	9,781	—	—	9,109	9,109
Total invested assets measured at fair value	$15,556	$78,269	$14,624	$108,449	$20,254	$92,638	$13,134	$126,026
Investments for account of segregated fund holders	23,548	95,957	593	120,098	28,637	110,748	611	139,996
Total assets measured at fair value	$39,104	$174,226	$15,217	$228,547	$48,891	$203,386	$13,745	$266,022
Liabilities
Investment contract liabilities	$—	$—	$8	$8	$—	$—	$9	$9
Derivative liabilities	11	2,524	—	2,535	9	1,383	—	1,392
Other liabilities – obligations for securities borrowing	—	44	—	44	—	51	—	51
Total liabilities measured at fair value	$11	$2,568	$8	$2,587	$9	$1,434	$9	$1,452

52 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	June 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$3,420	$13	$3,433	$—	$4,783	$15	$4,798
Canadian provincial and municipal government	—	12,220	—	12,220	—	15,930	—	15,930
U.S. government and agency	840	113	—	953	1,503	139	—	1,642
Other foreign government	—	3,901	7	3,908	—	4,747	7	4,754
Corporate	—	35,018	122	35,140	—	41,914	138	42,052
Asset-backed securities:
Commercial mortgage-backed securities	—	1,997	—	1,997	—	2,221	2	2,223
Residential mortgage-backed securities	—	2,432	—	2,432	—	2,565	—	2,565
Collateralized debt obligations	—	359	—	359	—	351	—	351
Other	—	1,604	6	1,610	—	1,683	—	1,683
Total	$840	$61,064	$148	$62,052	$1,503	$74,333	$162	$75,998

Debt securities – available-for-sale consist of the following:

As at	June 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$—	$1,860	$—	$1,860	$—	$2,303	$—	$2,303
Canadian provincial and municipal government	—	1,025	—	1,025	—	1,149	—	1,149
U.S. government and agency	898	6	—	904	770	1	—	771
Other foreign government	—	718	—	718	—	756	1	757
Corporate	—	5,984	40	6,024	—	5,473	41	5,514
Asset-backed securities:
Commercial mortgage-backed securities	—	742	—	742	—	761	1	762
Residential mortgage-backed securities	—	727	—	727	—	522	—	522
Collateralized debt obligations	—	484	—	484	—	505	—	505
Other	—	461	10	471	—	446	—	446
Total	$898	$12,007	$50	$12,955	$770	$11,916	$43	$12,729

There were no significant transfers between Level 1 and Level 2 for the three and six months ended June 30, 2022 and June 30, 2021.
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 53

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3:

For the three months ended	Debt securities - fair value through profit or loss	Debt securities - available-for-sale	Equity securities - fair value through profit or loss	Equity securities - available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2022
Beginning balance	$200	$94	$95	$73	$4,138	$9,431	$14,031	$602	$14,633
Included in net income(1)(2)(3)	(8)	—	5	5	151	199	352	10	362
Included in OCI(2)	—	(2)	—	—	7	—	5	—	5
Purchases	7	9	1	—	260	219	496	2	498
Sales / Payments	—	—	(1)	(11)	(64)	(116)	(192)	3	(189)
Settlements	(1)	—	—	—	(47)	—	(48)	—	(48)
Transfers (out) of Level 3(4)	(49)	(51)	—	—	—	—	(100)	—	(100)
Foreign currency translation(5)	(1)	—	—	2	31	48	80	(24)	56
Ending balance	$148	$50	$100	$69	$4,476	$9,781	$14,624	$593	$15,217
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(8)	$—	$5	$—	$155	$180	$332	$15	$347
June 30, 2021
Beginning balance	$235	$64	$143	$34	$2,840	$7,635	$10,951	$539	$11,490
Included in net income(1)(2)(3)	1	—	4	—	135	220	360	11	371
Included in OCI(2)	—	—	—	—	15	—	15	—	15
Purchases	1	—	3	15	175	335	529	2	531
Sales / Payments	—	—	(1)	—	(99)	(10)	(110)	1	(109)
Settlements	(2)	—	—	—	—	—	(2)	—	(2)
Transfers (out) of Level 3(4)	(57)	(10)	—	—	—	—	(67)	—	(67)
Foreign currency translation(5)	(2)	(1)	(1)	(1)	(11)	(16)	(32)	(7)	(39)
Ending balance	$176	$53	$148	$48	$3,055	$8,164	$11,644	$546	$12,190
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$1	$—	$4	$—	$132	$225	$362	$8	$370
54 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended	Debt securities - fair value through profit or loss	Debt securities - available-for-sale	Equity securities - fair value through profit or loss	Equity securities - available-for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
June 30, 2022
Beginning balance	$162	$43	$96	$74	$3,650	$9,109	$13,134	$611	$13,745
Included in net income(1)(2)(3)	(14)	1	3	5	170	563	728	15	743
Included in OCI(2)	—	(4)	—	—	1	—	(3)	—	(3)
Purchases	56	67	2	—	835	371	1,331	10	1,341
Sales / Payments	—	(2)	(1)	(11)	(153)	(290)	(457)	3	(454)
Settlements	(1)	—	—	—	(47)	—	(48)	—	(48)
Transfers (out) of Level 3(4)	(52)	(53)	—	—	—	—	(105)	—	(105)
Foreign currency translation(5)	(3)	(2)	—	1	20	28	44	(46)	(2)
Ending balance	$148	$50	$100	$69	$4,476	$9,781	$14,624	$593	$15,217
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(14)	$—	$3	$—	$170	$550	$709	$26	$735
June 30, 2021
Beginning balance	$225	$67	$181	$47	$2,645	$7,516	$10,681	$550	$11,231
Included in net income(1)(2)(3)	(4)	—	(7)	—	179	349	517	6	523
Included in OCI(2)	—	—	—	—	8	—	8	—	8
Purchases	29	—	5	15	393	406	848	3	851
Sales / Payments	—	—	(24)	(13)	(149)	(72)	(258)	—	(258)
Settlements	(13)	(2)	(5)	—	—	—	(20)	—	(20)
Transfers (out) of Level 3(4)	(57)	(10)	—	—	—	—	(67)	—	(67)
Foreign currency translation(5)	(4)	(2)	(2)	(1)	(21)	(35)	(65)	(13)	(78)
Ending balance	$176	$53	$148	$48	$3,055	$8,164	$11,644	$546	$12,190
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(4)	$—	$(7)	$—	$176	$355	$520	$8	$528

(1)    Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)    Total gains and losses in net income (loss) and other comprehensive income (''OCI'') are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(3)    Investment properties included in net income is comprised of fair value changes on investment properties of $205 and $585 for the three and six months months ended June 30, 2022, respectively ($228 and $365 for the three and six months months ended June 30, 2021), respectively), net of amortization of leasing commissions and tenant inducements of $6 and $22 for the three and six months ended June 30, 2022, respectively ($8 and $16 for the three and six months ended June 30, 2021), respectively). For the key unobservable inputs used in the valuation of investment properties, please refer to Note 5.A.iii Fair Value Hierarchy in our 2021 Annual Consolidated Financial Statements.
(4)    Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(5)    Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 55

6. Insurance Contract Liabilities and Investment Contract Liabilities
6.A Insurance Contract Liabilities
6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets
Changes in Insurance contract liabilities and Reinsurance assets are as follows:

				For the three months ended
	June 30, 2022			June 30, 2021
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$131,321	$2,939	$128,382	$130,151	$3,028	$127,123
Change in balances on in-force policies	(6,905)	24	(6,929)	3,735	(11)	3,746
Balances arising from new policies	802	26	776	811	23	788
Method and assumption changes	4	4	—	24	(2)	26
Increase (decrease) during the period	(6,099)	54	(6,153)	4,570	10	4,560
Acquisitions (Note 3)	8	—	8	—	—	—
Foreign exchange rate movements	1,073	87	986	(661)	(40)	(621)
Balances before Other policy liabilities and assets	126,303	3,080	123,223	134,060	2,998	131,062
Other policy liabilities and assets	8,714	860	7,854	8,021	740	7,281
Balance, end of period	$135,017	$3,940	$131,077	$142,081	$3,738	$138,343

				For the six months ended
	June 30, 2022			June 30, 2021
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$139,671	$2,905	$136,766	$137,733	$3,126	$134,607
Change in balances on in-force policies	(14,837)	75	(14,912)	(3,704)	(84)	(3,620)
Balances arising from new policies	1,118	41	1,077	1,394	40	1,354
Method and assumption changes	(1)	4	(5)	32	(2)	34
Increase (decrease) during the period	(13,720)	120	(13,840)	(2,278)	(46)	(2,232)
Acquisitions (Note 3)	8	—	8	—	—	—
Foreign exchange rate movements	344	55	289	(1,395)	(82)	(1,313)
Balances before Other policy liabilities and assets	126,303	3,080	123,223	134,060	2,998	131,062
Other policy liabilities and assets	8,714	860	7,854	8,021	740	7,281
Balance, end of period	$135,017	$3,940	$131,077	$142,081	$3,738	$138,343

56 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6.B Investment Contract Liabilities
6.B.i Changes in Investment Contract Liabilities
Changes in investment contract liabilities without discretionary participation features (''DPF'') are as follows:

			For the three months ended
	June 30, 2022		June 30, 2021
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$8	$2,429	$9	$2,664
Deposits	—	117	—	74
Interest	—	15	—	15
Withdrawals	—	(88)	—	(156)
Fees	—	(1)	—	(2)
Change in fair value	—	—	—	—
Other	—	2	—	3
Foreign exchange rate movements	—	—	—	—
Balances, end of period	$8	$2,474	$9	$2,598

			For the six months ended
	June 30, 2022		June 30, 2021
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$9	$2,487	$2	$2,690
Deposits	—	206	—	168
Interest	—	29	—	30
Withdrawals	—	(251)	—	(292)
Fees	—	(2)	—	(4)
Change in fair value	—	—	7	—
Other	—	5	—	6
Foreign exchange rate movements	(1)	—	—	—
Balances, end of period	$8	$2,474	$9	$2,598

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Balances, beginning of period	$793	$911	$872	$497
Change in liabilities on in-force policies	(50)	(1)	(117)	(51)
Increase (decrease) in liabilities	(50)	(1)	(117)	(51)
Acquisitions	—	—	—	471
Foreign exchange rate movements	18	(10)	6	(17)
Balances, end of period	$761	$900	$761	$900

6.C Gross Claims and Benefits Paid

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Maturities and surrenders	$912	$779	$1,706	$1,540
Annuity payments	527	495	1,057	985
Death and disability benefits	1,239	1,077	2,652	2,459
Health benefits	2,191	1,755	4,122	3,551
Policyholder dividends and interest on claims and deposits	374	382	682	733
Total gross claims and benefits paid	$5,243	$4,488	$10,219	$9,268

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 57

6.D Changes in Insurance Contract Liabilities, Investment Contract Liabilities and Reinsurance Assets
Changes in the balances of our insurance contract liabilities and investment contract liabilities, including the net transfers to (from) segregated funds, as well as changes in our reinsurance assets, consist of the following:

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Increase (decrease) in insurance contract liabilities	$(6,099)	$4,570	$(13,720)	$(2,278)
Decrease (increase) in reinsurance assets	(54)	(10)	(120)	46
Increase (decrease) in investment contract liabilities	(35)	14	(88)	(14)
Net transfer to (from) segregated funds	(375)	(43)	(612)	(64)
Total changes in insurance contract liabilities, investment contract liabilities and reinsurance assets	$(6,563)	$4,531	$(14,540)	$(2,310)

7. Reinsurance (Expenses) Recoveries

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Recovered claims and benefits	$625	$502	$1,259	$1,140
Commissions	18	14	36	28
Reserve adjustments	19	6	27	16
Operating expenses and other	21	20	42	40
Total reinsurance (expenses) recoveries	$683	$542	$1,364	$1,224

8. Other Liabilities
Included in Other liabilities are the liabilities associated with the special purpose vehicles that invest in CLO, as described in Note 5. As at     June 30, 2022, we have recognized $1,741 ($1,726 as at December 31, 2021) in Other Liabilities in our Interim Consolidated Statements of Financial Position.

9. Fee Income

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Fee income from insurance contracts	$286	$280	$578	$558
Fee income from service contracts:
Distribution fees	218	234	453	460
Fund management and other asset-based fees	1,171	1,211	2,412	2,381
Administrative service and other fees	253	216	465	427
Total fee income	$1,928	$1,941	$3,908	$3,826

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 4.

58 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Income Taxes
Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended				For the six months ended
	June 30, 2022		June 30, 2021		June 30, 2022		June 30, 2021
		%		%		%		%
Total net income (loss)	$811		$1,042		$1,703		$2,053
Add: Income tax expense (benefit)	219		180		487		505
Total net income (loss) before income taxes	$1,030		$1,222		$2,190		$2,558
Taxes at the combined Canadian federal and provincial statutory income tax rate	$270	26.3	$321	26.3	$575	26.3	$672	26.3
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(74)	(7.2)	(50)	(4.1)	(139)	(6.3)	(122)	(4.8)
Tax-exempt investment (income) loss	18	1.7	(106)	(8.7)	76	3.4	(70)	(2.7)
Adjustments in respect of prior periods, including resolution of tax disputes	(7)	(0.7)	(1)	(0.1)	(8)	(0.4)	3	0.1
Tax (benefit) cost of unrecognized tax losses and tax credits	7	0.7	4	0.3	6	0.3	4	0.1
Tax rate and other legislative changes	—	—	10	0.8	—	—	10	0.4
Other	5	0.5	2	0.2	(23)	(1.1)	8	0.3
Total income tax expense (benefit) and effective income tax rate	$219	21.3	$180	14.7	$487	22.2	$505	19.7

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 25%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, earnings in jurisdictions with higher statutory tax rates result in an increase in our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.25% reduce our tax expense. These differences are reported in higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported for the three months and six months ended June 30, 2022 included higher income in jurisdictions with low statutory income tax rates compared to the three months and six months ended June 30, 2021.

Tax-exempt investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Adjustments in respect of prior periods, including the resolution of tax disputes, for the three and six months ended June 30, 2022 and
June 30, 2021 related mainly to prior year adjustments in Canada.

Tax (benefit) cost of unrecognized tax losses and tax credits for the three months and six months ended June 30, 2022 and June 30, 2021 primarily reflected unrecognized losses in Asia and capital losses in Canada.

Other for the three and six months ended June 30, 2022 and June 30, 2021 primarily reflected withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia. For the six months ended June 30, 2022, Other also reflected the reversal of withholding taxes no longer expected to be paid.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 59

11. Capital Management
11.A Capital
Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2021 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (''LICAT'') guideline. As at June 30, 2022, SLF Inc.’s LICAT ratio exceeded the regulatory minimum target as set out by the OSFI.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at June 30, 2022, Sun Life Assurance's LICAT ratio exceeded OSFI’s minimum regulatory target; as well as OSFI’s supervisory target applicable to operating life insurance companies.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at June 30, 2022. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at June 30, 2022.

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, participating policyholders’ equity, non-controlling interest’s equity and certain other capital securities that qualify as regulatory capital.
11.B Significant Capital Transactions
11.B.i Common Shares
Changes in common shares issued and outstanding were as follows:

	For the six months ended
	June 30, 2022		June 30, 2021
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, beginning of period	586.0	$8,305	585.1	$8,262
Stock options exercised	0.1	1	0.5	23
Balance, end of period	586.1	$8,306	585.6	$8,285

12. Segregated Funds
12.A Investments for Account of Segregated Fund Holders
The carrying value of investments held for segregated fund holders are as follows:

As at	June 30, 2022	December 31, 2021
Segregated and mutual fund units	$108,567	$125,944
Equity securities	7,846	9,963
Debt securities	2,606	3,410
Cash, cash equivalents and short-term securities	794	778
Investment properties	442	446
Mortgages	17	19
Other assets	122	141
Total assets	$120,394	$140,701
Less: Liabilities arising from investing activities	296	705
Total investments for account of segregated fund holders	$120,098	$139,996
60 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Balances, beginning of period	$133,496	$127,341	$139,996	$125,921
Additions to segregated funds:
Deposits	3,054	3,313	7,740	6,861
Net transfer (to) from general funds	(375)	(43)	(612)	(64)
Net realized and unrealized gains (losses)	(12,898)	6,001	(19,659)	8,090
Other investment income	410	270	809	576
Total additions	$(9,809)	$9,541	$(11,722)	$15,463
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,746	2,996	6,366	6,851
Management fees	303	313	623	615
Taxes and other expenses	87	109	182	216
Foreign exchange rate movements	453	215	1,005	453
Total deductions	$3,589	$3,633	$8,176	$8,135
Net additions (deductions)	(13,398)	5,908	(19,898)	7,328
Balances, end of period	$120,098	$133,249	$120,098	$133,249

13. Commitments, Guarantees and Contingencies
Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures
SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2022
Revenue	$141	$(340)	$1,823	$387	$2,011
Shareholders’ net income (loss)	$799	$471	$223	$(694)	$799
June 30, 2021
Revenue	$89	$10,645	$2,718	$(783)	$12,669
Shareholders’ net income (loss)	$923	$627	$250	$(877)	$923

For the six months ended	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2022
Revenue	$283	$(2,072)	$3,095	$1,085	$2,391
Shareholders’ net income (loss)	$1,675	$917	$584	$(1,501)	$1,675
June 30, 2021
Revenue	$154	$10,178	$4,066	$(215)	$14,183
Shareholders’ net income (loss)	$1,883	$1,234	$582	$(1,816)	$1,883
CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 61

Assets and liabilities as at	SLF Inc.(unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
June 30, 2022
Invested assets	$30,222	$160,976	$10,812	$(33,619)	$168,391
Total other general fund assets	$13,471	$25,161	$35,860	$(47,501)	$26,991
Investments for account of segregated fund holders	$—	$120,047	$51	$—	$120,098
Insurance contract liabilities	$—	$134,899	$8,713	$(8,595)	$135,017
Investment contract liabilities	$—	$3,243	$—	$—	$3,243
Total other general fund liabilities	$16,537	$24,025	$29,429	$(40,702)	$29,289
December 31, 2021
Invested assets	$30,984	$174,777	$13,006	$(34,245)	$184,522
Total other general fund assets	$12,462	$24,580	$32,525	$(48,715)	$20,852
Investments for account of segregated fund holders	$—	$139,929	$67	$—	$139,996
Insurance contract liabilities	$—	$147,989	$10,105	$(10,283)	$147,811
Investment contract liabilities	$—	$3,368	$—	$—	$3,368
Total other general fund liabilities	$16,020	$24,249	$27,702	$(41,849)	$26,122

14. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Common shareholders' net income (loss) for basic earnings per share	$785	$900	$1,643	$1,837
Add: Increase in income due to convertible instruments(1)	3	3	5	5
Common shareholders’ net income (loss) on a diluted basis	$788	$903	$1,648	$1,842
Weighted average number of common shares outstanding for basic earnings per share (in millions)	586	586	586	585
Add: Dilutive impact of stock options(2) (in millions)	—	1	—	1
Dilutive impact of convertible instruments(1) (in millions)	3	3	3	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	589	590	589	590
Basic earnings (loss) per share	$1.34	$1.54	$2.80	$3.14
Diluted earnings (loss) per share	$1.34	$1.53	$2.80	$3.12
(1)    The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS“) — Series B issued by Sun Life Capital Trust.
(2)    Excludes the impact of 1 million stock options for both the three and six months ended June 30, 2022, respectively, because these stock options were anti-dilutive for the periods (1 million for both the three and six months ended June 30, 2021).
62 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

15. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

				For the three months ended
June 30, 2022				June 30, 2021
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$681	$268	$949	$932	$(194)	$738
Unrealized gains (losses) on available-for-sale assets	(362)	(457)	(819)	260	73	333
Unrealized gains (losses) on cash flow hedges	(9)	(10)	(19)	(8)	—	(8)
Share of other comprehensive income (loss) in joint ventures and associates	(110)	(49)	(159)	(86)	(11)	(97)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(255)	15	(240)	(337)	—	(337)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$90	$(233)	$(143)	$906	$(132)	$774
Total attributable to:
Participating policyholders	$(1)	$6	$5	$2	$(2)	$—
Non-controlling interests	(2)	1	(1)	—	—	—
Shareholders	93	(240)	(147)	904	(130)	774
Total	$90	$(233)	$(143)	$906	$(132)	$774

				For the six months ended
June 30, 2022				June 30, 2021
Balance, beginning of period		Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$953	$(4)	$949	$1,155	$(417)	$738
Unrealized gains (losses) on available-for-sale assets	266	(1,085)	(819)	632	(299)	333
Unrealized gains (losses) on cash flow hedges	(7)	(12)	(19)	(13)	5	(8)
Share of other comprehensive income (loss) in joint ventures and associates	(47)	(112)	(159)	(42)	(55)	(97)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(322)	82	(240)	(283)	(54)	(337)
Revaluation surplus on transfers to investment properties	145	—	145	145	—	145
Total	$988	$(1,131)	$(143)	$1,594	$(820)	$774
Total attributable to:
Participating policyholders	$2	$3	$5	$5	$(5)	$—
Non-controlling interest	—	(1)	(1)	—	—	—
Shareholders	986	(1,133)	(147)	1,589	(815)	774
Total	$988	$(1,131)	$(143)	$1,594	$(820)	$774

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) Sun Life Financial Inc. Second Quarter 2022 63

16. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company ("MLIC"). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice has been made to class members. Sun Life Assurance has brought a motion for summary judgment seeking to dismiss all of the claims. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

64 Sun Life Financial Inc. Second Quarter 2022 CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Corporate and Shareholder Information

For information about Sun Life, corporate	United States			Direct deposit of dividends
news and financial results, please visit	American Stock Transfer & Trust			Common shareholders residing in Canada,
sunlife.com.	Company, LLC			the U.S. and the U.K. may have their dividend
	6201 15th Ave.			payments deposited directly into their
Corporate office	Brooklyn, NY 11219			bank account.
Sun Life Financial Inc.	Tel: 1-877-224-1760
1 York Street	Email: sunlifeinquiries@tmx.com			The Request for Electronic Payment of
Toronto, Ontario				Dividends Forms are available for
Canada M5J 0B6	United Kingdom			downloading from the TSX Trust
Tel: 416-979-9966	Link Group			Company website,
Website: www.sunlife.com	10th Floor, Central Square			https://tsxtrust.com/sun-life/forms,
	29 Wellington Street			or you can contact TSX Trust Company
Investor Relations	Leeds LS1 4DL			have a form sent to you.
For financial analysts, portfolio managers	Tel: +44 (0) 345-602-1587
and institutional investors requiring	Email:			Canadian dividend reinvestment
information, please contact:	shareholderenquiries@linkgroup.co.uk			and share purchase plan
Investor Relations				Canadian-resident common shareholders
Fax: 416-979-4080	Philippines			can enroll in the Dividend Reinvestment
Email: investor.relations@sunlife.com	Rizal Commercial Banking Corporation			and Share Purchase Plan. For details visit
Please note that financial information can	(RCBC)			our website at sunlife.com or contact the
also be obtained from www.sunlife.com.	RCBC Stock Transfer Processing Section			Plan Agent, TSX Trust Company
	Ground Floor, West Wing,			at sunlifeinquiries@tmx.com.
Transfer agent	GPL (Grepalife) Building,
For information about your shareholdings,	221 Senator Gil Puyat Avenue			Stock exchange listings
dividends, change in share registration or	Makati City, 1200,			Sun Life Financial Inc. common shares are
address, estate transfers, lost certificates,	Philippines			listed on the Toronto (TSX), New York
or to advise of duplicate mailings, please	From Metro Manila: 632-5318-8567			(NYSE) and Philippine (PSE) stock
contact the Transfer Agent in the country	From the Provinces: 1-800-1-888-2422			exchanges. Ticker Symbol: SLF
where you reside. If you do not live in any	Email: rcbcstocktransfer@rcbc.com
of the countries listed, please contact the				Sun Life Financial Inc. Class A Preferred
Canadian Transfer Agent.	Hong Kong, SAR			Shares are listed on the Toronto Stock
	Computershare Hong Kong Investor			Exchange (TSX).
Canada	Services Limited
TSX Trust Company	17M Floor, Hopewell Centre		Ticker Symbols:	Series 3 – SLF.PR.C
P.O. Box 700	183 Queen’s Road East			Series 4 – SLF.PR.D
Station B	Wanchai, Hong Kong			Series 5 – SLF.PR.E
Montreal, Quebec	Tel: 852-2862-8555			Series 8R – SLF.PR.G
Canada H3B 3K3	Shareholders can submit inquiries online at:			Series 9QR – SLF.PR.J
Within North America:	https://www.computershare.com/hk/en/			Series 10R – SLF.PR.H
Tel: 1-877-224-1760	online_feedback			Series 11QR – SLF.PR.K
Outside of North America:
Tel: 416-682-3865	Shareholder services
Fax: 1-888-249-6189	For shareholder account inquiries, please
Email: sunlifeinquiries@tmx.com	contact the Transfer Agent in the country
Website: https://tsxtrust.com/sun-life	where you reside, or Shareholder Services:
Shareholders can view their account	Fax: 416-598-3121
details using TSX Trust Company's	English Email:
Internet service, Investor Central.	shareholderservices@sunlife.com
Register at https://tsxtrust.com/sun-life.	French Email:
servicesauxactionnaires@sunlife.com

2022 dividend dates
Common Shares

	Record dates	Payment dates
	March 2, 2022	March 31, 2022
	June 1, 2022	June 30, 2022
	August 24, 2022	September 29, 2022
	November 23, 2022*	December 30, 2022*
*Subject to approval by the Board of Directors

CORPORATE AND SHAREHOLDER INFORMATION Sun Life Financial Inc. Second Quarter 2022 65

Sun Life

Life's brighter under the sun

SUN LIFE FINANCIAL INC.

1 York Street
Toronto, Ontario
Canada M5J 0B6

sunlife.com

2022